UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2022

Commission File Number: 001-40818

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A.

(Exact name of registrant as specified in its charter)

GETNET MERCHANT ACQUISITION AND PAYMENT SERVICES, INC.
(Translation of Registrant’s name into English)

Federative Republic of Brazil
(Jurisdiction of incorporation)

Avenida Presidente Juscelino Kubitschek, 2041, suite 121, Block A

Condomínio WTORRE JK, Vila Nova Conceição

São Paulo, São Paulo, 04543-011

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___                                          Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______                                          No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______                                          No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______                                          No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Getnet Adquirência e Serviços para Meios de Pagamento S.A. – Instituição de Pagamento

Interim Financial Statements as of June 30, 2022 and for the six-month periods ended June 30, 2022 and June 30, 2021

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Getnet Adquirência e Serviços para Meios de Pagamento S.A. – Instituição de Pagamento

Unaudited Consolidated Balance Sheets

As of June 30, 2022 and December 31, 2021

(In thousands of Brazilian reais - R$, unless otherwise stated)

CURRENT ASSETS	Note	2022	2021
Cash and cash equivalents	5.1. a)	161,914	670,441
Financial investments	5.1. b)	638,310	1,430,653
Accounts receivable	5.1. c)	53,941,924	54,578,684
Prepaid and recoverable taxes		145,127	149,235
Inventories		39,692	40,899
Other assets		142,249	118,935
Total current assets		55,069,216	56,988,847
NONCURRENT ASSETS
Deferred income tax and social contribution	10.2	386,201	422,034
Other assets		68,153	81,556
Property and equipment	8.	729,996	631,598
Right-of-use assets	6.	27,006	25,703
Intangible assets	7.	906,753	885,083
Total noncurrent assets		2,118,109	2,045,974
TOTAL ASSETS		57,187,325	59,034,821
CURRENT LIABILITIES
Accounts payable	5.2. a)	51,433,461	51,610,405
Loans and borrowings	5.2. b)	1,881,427	3,464,649
Lease liabilities	6.	9,447	9,742
Income taxes payables and other tax payables	10.3	33,351	30,976
Dividends payable		483	298,000
Other liabilities		242,757	214,132
Total current liabilities		53,600,926	55,627,904
NONCURRENT LIABILITIES
Loans and borrowings	5.2. b)	18,637	25,209
Lease liabilities	6.	18,644	16,573
Provision for tax, civil and labor risks	9.	17,878	15,013
Deferred income tax and social contribution	10.2	7,321	3,345
Other liabilities		27,824	22,858
Total noncurrent liabilities		90,304	82,998
EQUITY
Share capital		1,422,496	1,422,496
Capital reserve		404,933	404,933
Accumulated other comprehensive income		(16)	(242)
Retained earnings		1,666,246	1,492,829
Participation of non-controlling shareholders		2,436	3,903
Total equity		3,496,095	3,323,919
TOTAL LIABILITIES AND EQUITY		57,187,325	59,034,821

The accompanying notes are an integral part of these consolidated financial statements.

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Getnet Adquirência e Serviços para Meios de Pagamento S.A. – Instituição de Pagamento

Unaudited Consolidated Statements of Income

For the six months ended June 30

(In thousands of Brazilian reais - R$, unless otherwise stated)

	Note	2022	2021
Revenue from services	14. a)	1,689,549	1,259,870
Costs of services	14. b)	(984,546)	(749,040)
Gross profit		705,003	510,830
Selling, General and Administrative expenses	15.a)	(309,619)	(187,419)
Other expenses, net	15.b)	(56,615)	(38,829)
Operating profit		338,769	284,582
Finance income, net	16.	35,915	(6,340)
Profit before income taxes		374,684	278,242
Current income tax and social contribution	10.1	(71,679)	(67,204)
Deferred income tax and social contribution	10.1	(34,852)	(23,021)
Net income for the period		268,153	188,017

Net income attributable to controlling shareholders		269,593	188,017
Loss attributable to non- controlling shareholders		(1,440)	-

Basic and diluted earnings per share for profit attributable to common shareholders (in R$)	17	0.14	0.10
Basic and diluted earnings per share for profit attributable to preferred shareholders (in R$)	17	0.15	0.11

The accompanying notes are an integral part of these consolidated financial statements.

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Getnet Adquirência e Serviços para Meios de Pagamento S.A. – Instituição de Pagamento

Unaudited Consolidated Statement of Comprehensive Income

For the six months ended June 30

(In thousands of Brazilian reais - R$, unless otherwise stated)

	2022	2021
Net income for the period	268,153	188,017
Change in fair value of financial instruments classified as Fair Value Through Other Comprehensive Income	342	35
Deferred income Tax	(116)	(12)
Total comprehensive income for the period	268,379	188,040

Total comprehensive income allocated to:
Controlling shareholders	269,819	188,040
Non-controlling interests	(1,440)	-
Total comprehensive income for the period	268,379	188,040

The accompanying notes are an integral part of these consolidated financial statements.

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Getnet Adquirência e Serviços para Meios de Pagamento S.A. – Instituição de Pagamento

Unaudited Consolidated Statement of Changes in Equity

For the six months ended June 30

(In thousands of Brazilian reais - R$, unless otherwise stated)

				Retained earnings
	Note	Share capital	Capital reserves	Legal reserve	Statutory reserve	Accumulated profit	Accumulated other comprehensive income	Equity attributable to controlling interest	Participation of non-controlling shareholders	Total consolidated equity
Balance at December 31, 2020		1,422,496	6,400	126,118	1,188,520	-	(651)	2,742,883	-	2,742,883
Net income for the period		-	-	-	-	188,017	-	188,017	-	188,017
Allocation:
Legal reserve	13.b	-	-	9,379	-	(9,379)	-	-	-	-
Dividends and Interest on capital	13.c	-	-	-	-	(44,550)	-	(44,550)	-	(44,550)
Reserve for dividend equalization	13.b	-	-	-	67,044	(67,044)	-	-	-	-
Reserve for working capital strengthening	13.b	-	-	-	67,044	(67,044)	-	-	-	-
Tax credit – spin-off	13.b	-	398,533	-	-	-	-	398,533	-	398,533
Other comprehensive income		-	-	-	-	-	23	23	-	23
Balance at June 30, 2021		1,422,496	404,933	135,497	1,322,608	-	(628)	3,284,906	-	3,284,906

				Retained earnings
	Note	Share capital	Capital reserves	Legal reserve	Statutory reserve	Accumulated profit	Accumulated other comprehensive income	Equity attributable to controlling interest	Participation of non-controlling shareholders	Total consolidated equity
Balance at December 31, 2021		1,422,496	404,933	149,806	1,343,023	-	(242)	3,320,016	3,903	3,323,919
Net income for the period		-	-	-	-	269,593	-	269,593	(1,440)	268,153
Allocation:
Legal reserve	13.b	-	-	13,784	-	(13,784)	-	-	-	-
Dividends and Interest on capital	13.c	-	-	-	(81,560)	(14,585)	-	(96,145)	-	(96,145)
Reserve for dividend equalization	13.b	-	-	-	120,612	(120,612)	-	-	-	-
Reserve for working capital strengthening	13.b	-	-	-	120,612	(120,612)	-	-	-	-
Other comprehensive income		-	-	-	-	-	226	226	-	226
Others		-	-	-	(31)	-	-	(31)	(27)	(58)
Balance at June 30, 2022		1,422,496	404,933	163,590	1,502,656	-	(16)	3,493,659	2,436	3,496,095

The accompanying notes are an integral part of these consolidated financial statements.

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Getnet Adquirência e Serviços para Meios de Pagamento S.A. – Instituição de Pagamento

Unaudited Consolidated Statement of Cash Flows

For the six months ended June 30

(In thousands of Brazilian reais - R$, unless otherwise stated)

Cash flows from operating activities	Note	2022	2021
Net income for the period		268,153	188,017
Adjustments to reconcile net income for the period to net cash generated by operating activities:		348,439	247,010
Depreciation and amortization		161,506	178,653
Foreign exchange gain		1,884	284
Provision for expected credit losses	5.1 c)	3,100	16,508
Provision for labor, tax and civil risks		2,865	2,086
Loss from the sale of assets		4,896	3,771
Provision for impairment	7 e 8	7,992	4,337
Interest on Loans, borrowings and leases	5.2 b) e 6	131,344	18,350
Deferred taxes	10.1	34,852	23,021
(Increase) decrease in operating assets:		644,089	(5,930,152)
Prepaid and recoverable taxes		6,929	361
Accounts receivables		653,798	(5,890,283)
Other assets		(16,638)	(40,230)
Increase (decrease) in operating liabilities:		(184,574)	5,307,001
Accounts payable		(204,203)	5,409,015
Income taxes payables and other tax payables		35,097	113,836
Other liabilities		32,310	(79,820)
Income taxes paid		(47,778)	(136,030)
Net cash generated by (used in) operating activities:		1,076,107	(188,124)
Cash flows from investing activities
Financial investments		852,754	(138,729)
Purchase of property and equipment	8	(256,258)	(175,110)
Purchase of intangible assets	7	(28,299)	(29,072)
Net cash on acquisition of subsidiaries		(42,481)	-
Write-off of property and equipment and intangible assets	7 e 8	20,026	11,187
Net cash generated by (used in) investing activities		545,742	(331,724)
Cash flows from financing activities
Proceeds from Loans and Borrowings	5.2 b)	7,810,000	2,860,906
Payment of Loans and borrowings	5.2 b)	(9,368,438)	(2,457,087)
Payment of leases		(4,957)	(2,859)
Payment of dividends and interest on equity		(379,313)	(29,227)
Interest on borrowings paid and lease liabilities	5.2 b)	(163,711)	(14,227)
Net cash (used in) generated by financing activities		(2,106,419)	357,506
Effect of exchange rate changes on cash and cash equivalents		(23,957)	(7,298)
Decrease in cash and cash equivalents		(508,527)	(169,640)
Cash and cash equivalents at the beginning of the period	5.1 a)	670,441	265,096
Cash and cash equivalents at the end of the period	5.1 a)	161,914	95,456
Decrease in cash and cash equivalents		(508,527)	(169,640)

The accompanying notes are an integral part of these consolidated financial statements.

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Getnet Adquirência e Serviços para Meios de Pagamento S.A. – Instituição de Pagamento

Notes to the Unaudited Consolidated Financial Statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

1.         General Information

Getnet Adquirência e Serviços para Meios de Pagamento S.A. – Instituição de Pagamento ("Getnet" or "Company" or "Parent"), formerly controlled by Banco Santander (Brasil) S.A. ("Banco Santander"), on February 25, 2021 had its partial spin-off approved, becoming indirectly controlled by Banco Santander S.A. ("Banco Santander Spain"). After, on November 11, 2021, it became controlled by PagoNxt Merchant Solutions S.L., ("PagoNxt Spain"), company that is also part of Santander Business Group ("Santander Group"), from the partial spin-off of the former controlling shareholders' interests.

The change in the ownership interest is part of a corporate reorganization of the Santander Group and does not present any change in the final controlling shareholders or in the management structure of the Company.

Getnet, constituted in the form of a corporation, domiciled on Av. Pres. Juscelino Kubitschek, 2041 Vila Nova Conceição – São Paulo - SP, operates in the market of acquiring and services for means of payment, regulated by the National Monetary Council (“CMN”) and the Central Bank of Brazil (“BACEN”), and its operations are mainly aimed at:

  Merchant acquisition revenue related to the accreditation for retailer and service providers establishments to accept credit and debit cards;
  Processing services revenue related to the capture, transmission and processing of data and information using a network consisting of different types of equipment;
  POS rental revenue related to installing, uninstalling, monitoring, supplying, providing maintenance, and leasing equipment used in transaction capture networks, such as Point-of-Sales (“POS”) devices;
  Recharges sale revenue where it acts as a distributor of telecommunication operators for the commercialization of telephony and data recharge digital credits.
  Prepayment revenue that are recognized at the time of transfer of the respective prepayments by Santander Brazil (further details note 11);
  Other revenue from:  i) the management of payments and receipts in the establishments accredited to Getnet’s network; ii) developing and selling or licensing software, iii) selling products or distributing services from entities that provide registry information; iv) providing technical, commercial, and logistic infrastructure services for the businesses related to the receipt of bills from dealers, banks, and other collection documents and issuing electronic currency pursuant to the regulations of the BACEN by providing the following services: (a) management of prepaid payment accounts; (b) provision of payment transactions based on electronic currency transferred to prepaid payment accounts; and, (c) conversion of funds into physical or book currency, with the possibility of enabling its acceptance through the settlement in any prepaid payment account it manages.

Getnet Sociedade de Crédito Direto S.A

On February 12, 2021, Getnet received the authorization from BACEN to operate as a Direct Credit Corporation (Sociedade de Crédito Direto – “SCD”), as defined by the BACEN Resolution 4,656/18, following the expansion of our business to offer financial products such as loans directly to merchants during 2021.

SCDs' activity is focused on the granting of loans and financing, as well as on the acquisition of receivables, with financial resources from either equity or the Banco Nacional de Desenvolvimento Econômico e Social - BNDES. In addition, there is the assignment of credits without co-obligation to the FIDC of Santander Brazil in which Getnet group is not a shareholder.

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Getnet Adquirência e Serviços para Meios de Pagamento S.A. – Instituição de Pagamento

Notes to the Unaudited Consolidated Financial Statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

The spin-off of Getnet from Banco Santander (Brasil) S.A.

On February 25, 2021, Banco Santander (Brasil) S.A. (“Santander Brazil”) informed its shareholders and the market of the approval by its Board of Executive Directors of the proposed segregation of the equity interests held by Santander Brazil in its wholly-owned subsidiary Getnet, through a spin-off from Santander Brazil, deliberated by its shareholders at an extraordinary shareholders’ meeting. Additionally, at the same date, Santander Brazil’s Supervisory Board issued a favorable opinion on the proposed spin-off.

After the approval of the studies and proposal from the Board of Directors of Santander Brazil, on March 31, 2021, the shareholders of Santander Brazil and Getnet approved the spin-off.  As a result, Getnet registered in its shareholders equity the portion of the net assets contributed from Santander Brazil spin-off, which correspond to the deferred tax asset registered in the amount of R$398,533 thousand. The operation became effective immediately upon the approval by the shareholders of both companies on March 31, 2021.

Approval of Getnet spin-off from Santander Brazil by BACEN

On July 14, 2021, through the published statement in the Official Gazette No. 131, Section 3 of the BACEN, the competent board approved the incorporation of Santander Brazil's assets portion related to its participation in Getnet. The delivery of Getnet shares and Units to Santander Brazil shareholders in Brazil, took place after the cut-off date for delivering the shares and Units on October 15, 2021, with the delivery of shares on October 18, 2021.

Transaction with Eyemobile Tecnologia Ltda.

On August 3, 2021 after the satisfaction of the applicable preceding conditions, the Company closed the transaction relating to Getnet's acquisition of interest in Eyemobile Tecnologia Ltda. ("Eyemobile"), with the subsequent corporate conversion of Eyemobile's and an increase in Eyemobile's capital, fully subscribed by Getnet (respectively “Transaction” and "Closing"). Eyemobile is a technology company that operates through the offer of software solutions focused on the payment market, points of sale (“POS”), cash front and events. After the closing, Getnet holds a 60% interest, acquired through a total of R$21.5 million paid in cash for the acquisition of: (i) equity interest of 44% (R$ 11.5 million) and capital increase (R$ 10.0 million) resulting in an increase in the level of ownership interest of 16%. In addition, Getnet may disburse an additional maximum amount of R$ 3.5 million conditioned to certain financial and operational achievements up to 18 months after the closing.

Brazilian Securities and Exchange Commission - CVM and Securities and Exchange Commission – SEC approval the grant registration of the Getnet

On August 10, 2021, Getnet obtained the grant of issuer registration dealing with CVM Instruction n°. 480/09, in category "A" (permission to trade shares in the Brazilian stock exchange market), and on that date the approval of Getnet's registration of a publicly interest entity  by CVM. On August 5, 2021, B3 S.A. - Brasil, Bolsa, Balcão granted Getnet's listing request and admission to the trading of shares and Units issued by Getnet. In Brazil, the cut-off date for delivering the shares was October 15, 2021, with delivery of shares on October 18, 2021, before CVM and B3. The listing process on the U.S. Securities and Exchange Commission  (“SEC”) and the National Association of Securities Dealers Automated Quotations (“Nasdaq”) was concluded in October 2021 and the beginning of negotiations in the American market began on October 22, 2021.

On October 18, 2021 the Getnet shares (GETT11, GETT3 and GETT4) started to be traded at B3, and on October 22, 2021 the ADRs (GET) also started to be listed at Nasdaq, thus ending the spin-off process resolved at the Extraordinary Shareholders' Meeting held on March 31, 2021, since the Company's shares and Units were delivered to the shareholders of Santander Brazil.

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Getnet Adquirência e Serviços para Meios de Pagamento S.A. – Instituição de Pagamento

Notes to the Unaudited Consolidated Financial Statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

UN Global Compact

On January 24, 2022, the Company informed the market of its agreement to the UN Global Compact. The Global Compact is a voluntary Initiative of the United Nations that aims to mobilize business practices of the business community in the areas of human rights, labor, environment and anti-corruption.

Getnet's agreement endorses sustainability as a strategic and cultural pillar of the Company, integrating this initiative with the other fronts already in operation.

The Company since 2021 has focused on scaling ESG's actions from a perspective covering business, risk management, governance and fronts issues to engage stakeholders and generate value for customers and society. Getnet throughout 2021 made other public commitments such as the signing of the Women's Empowerment Principles, the UN's initiative for women's empowerment in companies, and the UN Free & Equal initiative, aimed at the LGBTQIA+ front.

New subsidiary - GNxt Serviços de Atendimento Ltda.

On April 1, 2022, Getnet made the capital contribution of R$20 million in GNxt Serviços de Atendimento Ltda. (“GNxt”), based in Campo Bom (RS), which will be focused on call center and telemarketing services, including, credit recovery, customer retention, clarification of doubts, complaints solution, provision of information and support to active and receptive tele-service,  intermediation of the sale of products and services to the company's customers by telephone, e-mail and other means of communication. GNxt will support the entire operation of Getnet as an intermediation of the sale of products and services to customers through telephone, e-mail and other means of communication, as well as in the management and execution of back office. This company will enter into operation throughout the third quarter of 2022.

Public delisting tender offer in Brazil and public delisting tender offer in the United States (“US”)

On May 19, 2022, the Company communicated to the market, through a material fact, PagoNxt's intention to make a public offer for delisting of registration in Brazil and in the United States (together "Offers") for the acquisition of the entirety:

(i)	of common shares, preferred shares (together "Shares") and certificates of deposit of shares, each representing a common share and a preferred share ("Units"), traded in B3 S.A. – Brasil, Bolsa, Balcão ("B3"); and
(ii)	American Depositary Shares, each representing two Units ("ADSs"), traded on the Nasdaq Global Select Market ("NASDAQ").

All issued by the Company and in circulation, not held, directly or indirectly, by PagoNxt, with the purpose of:

(i)	cancel Getnet's registration as a publicly held company (Class A) before the Brazilian Securities and Exchange Commission (CVM), pursuant to CVM Resolution No. 80 of March 29, 2022 and CVM Resolution No. 85 of March 31, 2021 ("CVM Resolution 85");
(ii)	cancel Getnet's registration with the U.S. Securities and Exchange Commission (SEC);
(iii)	to close the trading of shares and Units in the traditional segment of B3, pursuant to the B3 Issuer Manual; and
(iv)	to close the trading in the ADSs on the NASDAQ.

The price to be offered by the Shares and Units will be R$2.36 per Common Share (GETT3), R$2.36 per Preferred Share (GETT4) and R$ 4.72 per Unit (GETT11), to be adjusted for potential dividends, interest on equity and/or bonuses that may be paid and/or splits, groupings and conversions that may occur between this date and the maturity dates of the Offerings (but excluding the payment of interest on equity announced on 4 May 2022, which will not be deducted from the price to be offered), and will be paid in national currency on the settlement dates of the Offers.

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Getnet Adquirência e Serviços para Meios de Pagamento S.A. – Instituição de Pagamento

Notes to the Unaudited Consolidated Financial Statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

The posting of the Offers and the Offers themselves are subject to the applicable conditions in these types of transactions, which will be duly disclosed in the Offer documents, including:

i)	the registration of the Offer in Brazil before the CVM and the authorization for the holding of the special auction in the B3 trading session, an auction scheduled to take place in October 2022;
ii)	regulatory authorization to conduct the Offer in the United States by the SEC;
iii)	the confirmation that the price to be offered complies with the provisions of article 22(I) of CVM Resolution No. 85, being within or above the fair value range of the Company's Shares, verified verified in accordance with the appendage report established in the caput of Article 9 of CVM Resolution 85 ("Appraisal Report ");
iv)	the agreement of shareholders representing more than 2/3 (two thirds) of the Outstanding Shares, Units and ADSs, calculated considering only the shareholders participating in the Offering;
v)	the absence of an adverse material change in the condition, results, operations or prospects at Getnet.

The Company has chosen KPMG Auditores Independentes Ltda., as the specialized consultancy responsible for the preparation of the Appraisal Report, in the form of §1 of Article 9 of CVM Resolution No. 85, and pursuant to Article 19, item XXVI, of the bylaws.

Approval of the financial statements

The consolidated financial statements were authorized for issue by the board of directors on August 1, 2022. The directors have the power to amend and reissue the consolidated financial statements.

2.         Basis of preparation

Accounting policy

The accounting policies below are applied in the preparation of the consolidated financial statements (“Group”):

Subsidiaries

Subsidiaries are all entities over which Getnet holds control. Subsidiaries are consolidated from the date on which control is transferred to Getnet. Consolidation is discontinued when control no longer exists.

Identifiable assets acquired and liabilities and contingent liabilities assumed in the acquisition of a subsidiary are initially measured at their fair values at the acquisition date.

All intragroup transactions, balances and unrealized gains are eliminated on consolidation.  Unrealized losses are also eliminated, unless the transaction provides evidence of impairment of the transferred asset. The subsidiaries’ accounting policies are amended according to Getnet’s accounting policies, as applicable.

The interim financial statements have been prepared taking into consideration the historical cost model as the base value, except in the case of certain financial assets and liabilities that are measured at fair value.

The consolidated interim financial statements have been prepared and are presented in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The financial accounts are interim accounts following the rules of IAS 34 - Interim Financial Statements and show all relevant information specific to the interim accounts, and only them, as well as which are consistent with those used by management in its management.

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Getnet Adquirência e Serviços para Meios de Pagamento S.A. – Instituição de Pagamento

Notes to the Unaudited Consolidated Financial Statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

2.1. Consolidation

The Company consolidates all entities over which it has the capacity to exercise control, i.e., when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to direct the investee’s relevant operations.

The subsidiaries included in consolidation are the following:

Subsidiary	Type	Equity interest %
Auttar H.U.T. Processamento de Dados Ltda. (“Auttar”)	Subsidiary	100%
Getnet Sociedade de Crédito Direto S.A (“SCD”)	Subsidiary	100%
Eyemobile Tecnologia S.A. (“Eyemobile”) (1)	Subsidiary	60%
GNxt Serviços de Atendimento Ltda. (“GNxt”) (2)	Subsidiary	100%
Paytec Tecnologia em Pagamentos Ltda.; e Paytec Logística e Armazém Eireli (together “Paytec”) (3)	Subsidiary	100%

(1)	On May 12, 2021, Getnet entered into an investment and other agreements with Eyemobile, as consenting intervening party, establishing the terms of the negotiation for the purchase and sale of the shares representing Eyemobile's capital stock. The control acquisition was concluded on August 3, 2021, so that Getnet now holds 60% of Eyemobile's voting shares for the amount of R$19,415, as described in note 7 a), corresponding to the equity value of the shares on the purchase date, plus the amount of the contribution of the shares paid up upon subscription. The Company's corporate purpose is to explore the development and licensing of customizable computer programs, the rental of office machines and equipment, and the specialized retail trade of computer equipment and supplies.
(2)	GNxt is a subsidiary of Getnet, constituted in the second quarter of 2022 with the contribution of R$20.000, as described in note 1 – New Subsidiary - GNxt Serviços de Atendimento Ltda.
(3)	On April 1, 2022, Getnet has acquired the control of Paytec Tecnologia em pagamentos Ltda. and Paytec Logística e Armazém Eireli (together "Paytec") which were under the control of Santander Brasil, for the amount of R$22,960 plus the assumption of Santander Brasil obligations to former Paytec shareholders, in the amount of R$15,736, totaling R$38,696. Paytec acts as a logistics operator with national coverage and focused on the payments market. More details in note 7 (a).

2.2. Functional and presentation currency

Items included in the financial statements of each investee controlled by Getnet are measured using the currency of the main economic environment in which it operates (“functional currency”).

The consolidated interim financial statements are presented in Brazilian reais (R$), which is Getnet’s functional and presentation currency.

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Getnet Adquirência e Serviços para Meios de Pagamento S.A. – Instituição de Pagamento

Notes to the Unaudited Consolidated Financial Statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

 2.3. Estimates and critical accounting judgments

The preparation of individual and consolidated financial information requires the use of certain critical accounting estimates and the exercise of judgment by management in the process of applying accounting policies. Those areas that require higher level of judgment and have greater complexity, as well as areas in which assumptions and estimates are significant for individual and consolidated financial information, are disclosed in detail in the respective notes and summarized below:

Accounting estimate	Note
Impairment analysis of intangible assets with indeterminate useful life	7. a)
Useful life of tangible assets – Point of sale (POS)	8
Provision for tax, civil and labor risks	9

3.         Segment Reporting

A business segment is an identifiable component of the entity that is intended to provide an individual product or service or a group of related products or services, and which is subject to risks and benefits that are distinguishable from other business segments.

Operating segment reporting is presented in a manner consistent with the internal reporting provided to the chief operating decision maker, in the case of Getnet, the Chief Executive Officer (“CEO”), in which he reviews items of the Consolidated Statement of Income and other comprehensive income. The CEO takes into consideration the entire Company as a single operating and reportable segment by monitoring operations, making decisions about resource allocation, financial and strategic planning, and performance evaluation based on a single operating segment. The CEO formally reviews financial data material for the Company and its subsidiaries.

The Company's revenue, profit or loss, and assets for this reportable segment can be determined by reference to the Consolidated Statement of Income, the Consolidated Statement of Cash Flows, and the Consolidated Balance Sheet.

4.         Risk Management

Getnet’s shareholders and management consider risk management an essential tool for strategic decision making, including for maximizing efficiency in the use of capital in Getnet‘s operations.

Getnet established its policies, systems and internal control to ensure a continual mitigation of possible risks and/or the realization of losses arising from exposure to credit, liquidity, market, and operational risks.

a)	Credit risk: Credit risk is the risk that a financial loss due to a counterparty failing to fulfill its obligations under a financial instrument or accounts receivable, leading to a financial loss for the Company. The Company is exposed to credit risk from its operating activities, mainly related to accounts receivable and also cash and cash equivalents and derivative financial instruments. c. In merchant acquisition transactions, the card issuers are required to pay Getnet the amounts arising on to the transactions carried out by the cardholders so that the payment of such amounts to the accredited merchants can be made; therefore, Getnet is exposed to the credit risk of the card issuers and the greatest exposure to credit risk is correlated to the transactions recorded in the Other customer receivables lines presented in note 5.1 c). For the management of loss risks arising from accounts receivable, Getnet applies a simplified approach in calculating expected credit losses (“ECLs”), therefore, the Company instead recognizes a loss allowance based on lifetime ECLs, provision matrix and days past due at each reporting date.
b)	Liquidity risk: The liquidity risk management policy aims at ensuring that the risks that affect the implementation of Getnet’s strategies and goals are continuously assessed. Getnet manages the liquidity risk by setting the necessary tools for its management in normal or crisis scenarios. The frequent monitoring aims at mitigating possible maturity mismatches by allowing corrective actions, if necessary. Getnet’s approach to liquidity management is to ensure that it always has enough funds to discharge its obligations on due date, under normal and stress conditions, in order to avoid unacceptable losses or losses resulting in undue exposure of Getnet’s reputation. The cash flow forecasting is performed by the treasury department which monitors rolling forecasts of the Company’s liquidity requirements to ensure it has sufficient cash to meet operational needs while maintaining sufficient headroom on its undrawn committed borrowing facilities at all times in order to the Company does not breach covenants (where applicable). The liquidity risk management is performed to : (i) measuring liquidity risk, the Company has tools to control the cash flow forecasting to ensure that Getnet has sufficient cash to meet operational needs; (ii) daily monitoring the cash needs, segregated into liquidity buffer and free movement cash, ensuring that they are consistent with the policies and minimum amounts decided by the management; (iii) limits and liquidity risk alerts, monitored monthly by the management and by the controller where the available amounts and the projection of possible gaps over a 90-day horizon are measured; (iv) contingency plan test is conducted every six months, whereby previously approved credit agreements with other financial institutions are contracted for possible emergency cover.
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Getnet Adquirência e Serviços para Meios de Pagamento S.A. – Instituição de Pagamento

Notes to the Unaudited Consolidated Financial Statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

c)	Interest rate risk: This risk arises from the possible losses of Getnet’s asset values due to fluctuations in sovereign interest rates. Getnet is exposed to interest rate risk due to short-term settlements of accounts receivable, mismatch between transaction settlements and the transfers from the credit card companies, and possible difficulty to raise funds. In addition to the financial risk generated by a possible decrease in the spreads due to a possible increase in borrowing costs. The Company manages the interest rate risk by maintaining a diversification of borrowing at fixed and variable rates.
d)	Exchange rate risk: Corresponds to the possibility of loss of value due to exchange rate fluctuations from transactions or recognized assets or liabilities denominated in a currency different from the Getnet’s functional currency. The exposure to foreign exchange rate risk by Getnet arises substantially from receivables from international card issuers, cash and cash and equivalents in foreign exchange. Getnet has operating expenses that are settled in U.S. Dollars, mainly from purchasing equipment which are indexed to U.S. Dollars and resold in Brazilian reais and costs of hiring IT suppliers paid in U.S. Dollars. Due to the low volume of transactions subject to exchange rate fluctuation. At June 30, 2022 and 2021, Getnet is not materially exposed to the foreign exchange rate risk due the short-term and low amount outstanding at the end of each month.
e)	Capital management: The current Liquidity and Market Risk Management Policy, Getnet follows the BACEN Resolution Nº 4,557, issued on February 23, 2017, which provides for Risk Management and Capital Management Structure, making efficient use of capital as an indispensable component of the business decision-making process, and its management is a factor of competitive differentiation. With integrated risk management, this practice supports the Company's projected growth, besides increasing its profitability, and has the following drivers (i) efficient use of capital, through allocation in businesses considering risk versus return; (ii) optimization of capital allocated in business and products of greater profitability; (iii) integrated risk management ensuring the position of soundness in the market, by adopting the best management practices and risk mitigation.

5.         Financial Instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

The Company’s classifies financial instruments into the following categories:

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Getnet Adquirência e Serviços para Meios de Pagamento S.A. – Instituição de Pagamento

Notes to the Unaudited Consolidated Financial Statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

	June 30, 2022			December 31, 2021
	Amortized cost	Fair value through other comprehensive income	Total	Amortized cost	Fair value through other comprehensive income	Total
Financial assets
Current/Non-current
Cash and cash equivalents	161,914	-	161,914	670,441	-	670,441
Financial investments	517,452	120,858	638,310	875,240	555,413	1,430,653
Accounts receivable	53,941,924	-	53,941,924	54,578,684	-	54,578,684
Other assets	210,402	-	210,402	200,491	-	200,491
Total financial assets	54,831,692	120,858	54,952,550	56,324,856	555,413	56,880,269

Financial liabilities
Current/Non-current
Accounts payable	51,433,461	-	51,433,461	51,610,405	-	51,610,405
Loans and borrowings	1,900,064	-	1,900,064	3,489,858	-	3,489,858
Lease liabilities	28,091	-	28,091	26,315	-	26,315
Other liabilities	270,581	-	270,581	236,990	-	236,990
Total financial liabilities	53,632,197	-	53,632,197	55,363,568	-	55,363,568

5.1                Financial assets

Accounting policy

Financial assets are classified into the following categories: (i) amortized cost; (ii) fair value through other comprehensive income; and (iii) fair value through profit or loss. The basis for classification depends on the Company’s business financial assets management model and the contractual cash flow characteristics of the financial asset. The classifications of the financial assets are detailed below:

Amortized cost

Held within the business model in order to collect to collect contractual cash flows; these cash flows represent solely payments of principal and interest and are, therefore, initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method, less provisions for reduction to recoverable amount.

Interest income from these financial assets is recognized in finance income. Any gains or losses due to the write-off of the asset are recognized directly in the profit or loss, together with foreign exchange gains and losses. Impairment losses are presented separately in the Consolidated Statement of Income.

Fair value through other comprehensive income (FVOCI)

A financial asset is measured at fair value through comprehensive income if it meets the concept of principal and interest only payments and is held within the business model whose objective is to both, collecting contractual cash flows and selling the financial assets.

Changes in carrying amount are recognized in other comprehensive income, except for the recognition of impairment gains or losses, interest income, and foreign exchange gains and losses, which are recognized in the profit or loss. When the financial asset is derecognized, the cumulative gains or losses that had been previously recognized in other comprehensive income are reclassified from equity to profit or loss. Interest income from these financial assets is recognized in finance income using the effective interest method.

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Getnet Adquirência e Serviços para Meios de Pagamento S.A. – Instituição de Pagamento

Notes to the Unaudited Consolidated Financial Statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

Fair value through profit or loss (FVPL)

Assets are measured at fair value through profit or loss when they do not meet the criteria to be classified at amortized cost or at fair value through other comprehensive income or when on initial recognition was designated to eliminate or reduce an accounting mismatch. Any exchange gains or losses are recognized in the Consolidate Statement of Income.

Derecognition of financial assets

The Company derecognizes financial assets when the contractual rights to the cash flows from investing activities expire or when it transfers the investments and substantially all the risks and rewards of ownership to another entity.

Expected credit losses

Getnet assesses, on a prospective basis at each reporting date, the expected credit losses on financial assets carried at amortized cost and at fair value through other comprehensive income.

The impairment assessment methodology applied depends on whether there is a significant increase in credit risk and the loss is estimated as the difference between all contractual cash flows that are due to the Company in accordance with the contract and all the cash flows that the Company expects to receive, discounted at an approximation of the original effective interest rate. Expected cash flows will include cash flows from the sale of collaterals held or other credit enhancements that are integral to the contractual terms.

ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that Getnet expects to receive, discounted at an approximation of the original effective interest rate. Getnet applies a simplified approach in calculating ECLs, therefore, Getnet instead recognizes a loss allowance based on lifetime ECLs, provision matrix and days past due at each reporting date.

For accounts receivable, Getnet applies the simplified approach as permitted by IFRS 9 by recognizing lifetime expected credit losses from the initial recognition of the receivables.

Estimates and critical accounting judgments

Financial assets measured at amortized cost are tested for impairment at the end of each annual reporting period. The carrying amounts of these assets are adjusted by the loss allowance as a contra entry to the Consolidated Statement of Income. The reversal of previously recognized losses is recognized in the Consolidated Statement of Income in the period in which the impairment decreases and can be objectively related to a recovery event. The amount recorded in the Consolidated Statement of Income in the line item ‘Other expenses, net’ is disclosed in table ‘Movements in the provision for expected credit losses’ in the note 5.1(c).

(a)     Cash and cash equivalents

	06/30/2022	12/31/2021
Cash	1,901	229
Short-term bank deposits	142,816	646,304
Foreign currency cash and investments abroad(1)	17,197	23,908
Total	161,914	670,441

(1) Refers to highly liquid financial investments in U.S. Dollars.

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Getnet Adquirência e Serviços para Meios de Pagamento S.A. – Instituição de Pagamento

Notes to the Unaudited Consolidated Financial Statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

(b)    Financial investments

	06/30/2022	12/31/2021
Brazilian treasury bonds (1)	120,858	555,413
Short-term investment (2)	517,452	875,240
Total	638,310	1,430,653

(1) Consists of investments in Brazilian Treasury Bonds ("LFTs") with an interest rate of 101.02% of the Basic Interest Rate (SELIC –13.25% and 9.25% for the period ended June 30, 2022 and December 2021, respectively), invested to comply with certain requirements for authorized payment institutions as set forth by the BACEN regulation. This financial asset was classified at fair value through other comprehensive income.

(2) Refer to the amounts invested in the SBAC Investment Fund, remunerated at DI rate (the Brazilian interbank deposit rate), where Getnet holds participation Units. The underlying assets of the fund comprises substantially in public securities and repo with high liquidity (Level 1 – Further details note 5.3).

              (c) Accounts receivable

	06/30/2022	12/31/2021
Accounts receivable from card issuers	53,576,460	54,131,057
Other accounts receivable from clients	430,296	509,359
Provision for expected credit losses	(64,832)	(61,732)
Total	53,941,924	54,578,684

Movements in the provision for expected credit losses

	06/30/2022	06/30/2021
Opening balance	61,732	58,324
	39,677	20,583
Write-off	(36,577)	(20,061)
Closing balance	64,832	58,846

5.2                Financial liabilities

Accounting policy

On initial recognition, financial liabilities are classified as (i) financial liabilities at fair value through profit or loss; or (ii) financial liabilities at amortized cost, as appropriate.

Amortized cost

Initially measured at fair value, net of transaction costs, and subsequently measured at amortized cost using the effective interest method, with interest expense recognized on a in profit or loss.

Gains and losses from these financial liabilities are recognized in the Consolidated Statement of Income.

a)       Accounts payable

	06/30/2022	12/31/2021
Payment transactions (1)	50,817,180	50,980,629
Other financial liabilities (2)	616,281	629,776
Total	51,433,461	51,610,405

(1)	Refers mainly to payment transactions with Santander Brazil (related party) in the amount of R$ 21,807 on June 30, 2022 and R$ 18,858 on December 31, 2021 (further details note 11) and commercial establishments.
(2)	Amounts to be paid as an interchange fee and amounts that are under analysis for approval of settlement.
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Getnet Adquirência e Serviços para Meios de Pagamento S.A. – Instituição de Pagamento

Notes to the Unaudited Consolidated Financial Statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

b)       Loans and borrowings

	06/30/2022	12/31/2021
Financial liabilities at amortized cost(1)	1,900,064	3,489,858
Total	1,900,064	3,489,858

(1)	Includes Brazilian real-denominated transactions with credit institutions resulting from loan and financing credit facilities and on lending in Brazil (BNDES/ FINAME).

The types of operations and rates used are listed below:

	Rate	Maturity	06/30/2022	12/31/2021
Working capital financing (1)	99.16% - 107.02% of the CDI(2)	01/22 - 11/22	1,867,488	3,451,641
DELL financing	0.729% p.m. + 2%	02/25	25,084	29,175
IBM financing	CDI + 2%	05/24	7,492	9,042
Total			1,900,064	3,489,858
(1)	Related mainly to Santander Brazil transaction. See note 11 for further details.
(2)	CDI rate means the Brazilian interbank deposit (Certificado de Depósito Interbancário) rate, which is an average of interbank overnight rates in Brazil.

Movements in loans and borrowings in the period

Balance at December 31, 2020	1,091,157
Additions	2,860,906
Principal payments	(2,457,087)
Accrued interest	17,134
Interest paid	(14,227)
Balance at June 30, 2021	1,497,883

Balance at December 31, 2021	3,489,858
Additions	7,810,000
Principal payments	(9,368,438)
Accrued interest	130,370
Interest paid	(163,711)
Incorporation of Paytec (1)	1,985
Balance at June 30, 2022	1,900,064

(1)	Consolidated opening balances referring to the acquisition of Paytec.

Debt breakdown (by maturity)

	June 30, 2022				December 31, 2021
	Up to 3 months	3-12 months	Over 12 months	Total	Up to 3 months	3-12 months	Over 12 months	Total
Loans and borrowings from domestic financial institutions	1,870,440	11,508	18,116	1,900,064	3,454,903	9,813	25,142	3,489,858

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Getnet Adquirência e Serviços para Meios de Pagamento S.A. – Instituição de Pagamento

Notes to the Unaudited Consolidated Financial Statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

Restrictive contractual clauses - covenants

5.3              Fair value estimation

Accounting policy

Fair value is the price that would be received to sell an asset or paid to transfer a liability in the major or most advantageous market, in an orderly transaction between market participants at the measurement date. A three-level hierarchy is used to measure and disclose fair value, as shown below:

  Level 1—Prices quoted (unadjusted) in active markets for identical assets or liabilities. For investments in investment funds, the price of the fund unit share is an appropriate indicator of fair value and falls into this fair value hierarchy category. For the financial investments, fair value is determined based on the interbank deposit interest rate (DI), released to the market through official agencies (Cetip, BACEN, etc.), and from the fund unit value published by CVM, respectively.

  Level 2—Inputs, other than quoted prices included in Level 1, that are observable in the market for assets or liabilities, either directly (such as prices) or indirectly (derived from prices). This category includes (i) accounts receivable; (ii) loans and borrowings; and (iii) other assets and other liabilities. For loans and borrowings, fair value was determined using the expected payment of principal and interest until maturity at the contractual rates.

  Level 3—Inputs on assets or liabilities that are not based on observable data adopted by the market (i.e., unobservable inputs). The valuation technique for the fair values of the other financial instruments classified as Level 3 is the discounted cash flow method. Getnet does not have assets or liabilities measured at Level 3 fair value.

Getnet classifies the fair value measurement using a hierarchy that reflects the model used in the measurement process, segregating the financial instruments into levels 1, 2 or 3.

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Getnet Adquirência e Serviços para Meios de Pagamento S.A. – Instituição de Pagamento

Notes to the Unaudited Consolidated Financial Statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

The table below presents a comparison by class between book value and fair value of the financial instruments:

	June 30, 2022
	Book value			Fair value
	Level 1	Level 2	Total	Level 1	Level 2	Total
Financial assets
Current/Non-current
Cash and cash equivalents	161,914	-	161,914	161,914	-	161,914
Financial investments	638,310	-	638,310	638,310	-	638,310
Accounts receivable	-	53,941,924	53,941,924	-	53,941,924	53,941,924
Other assets	-	210,402	210,402	-	210,402	210,402
Total financial assets	800,224	54,152,326	54,952,550	800,224	54,152,326	54,952,550

Financial liabilities
Current/Non-current
Accounts payable	-	51,433,461	51,433,461	-	51,433,461	51,433,461
Loans and borrowings	-	1,900,064	1,900,064	-	1,900,064	1,900,064
Lease liabilities	-	28,091	28,091	-	28,091	28,091
Other liabilities	-	270,581	270,581	-	270,581	270,581
Total financial liabilities	-	53,632,197	53,632,197	-	53,632,197	53,632,197

	December 31, 2021
	Book value			Fair value
	Level 1	Level 2	Total	Level 1	Level 2	Total
Financial assets
Current/Non-current
Cash and cash equivalents	670,441	-	670,441	670,441	-	670,441
Financial investments	1,430,653	-	1,430,653	1,430,653	-	1,430,653
Accounts receivable	-	54,578,684	54,578,684	-	54,578,684	54,578,684
Other assets	-	200,491	200,491	-	200,491	200,491
Total financial assets	2,101,094	54,779,175	56,880,269	2,101,094	54,779,175	56,880,269

Financial liabilities
Current/Non-current
Accounts payable	-	51,610,405	51,610,405	-	51,610,405	51,610,405
Loans and borrowings	-	3,489,858	3,489,858	-	3,489,858	3,489,858
Lease liabilities	-	26,315	26,315	-	26,315	26,315
Other liabilities	-	236,990	236,990	-	236,990	236,990
Total financial liabilities	-	55,363,568	55,363,568	-	55,363,568	55,363,568

(1)	The carrying values of Other assets are measured at amortized cost, less the provision for impairment and adjustment to present value, when applicable.
(2)	The carrying values of Other liabilities are measured at amortized cost. These amounts refer mainly to payables to suppliers.

The fair value of the financial assets and the liabilities are substantially similar to their book value.

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Getnet Adquirência e Serviços para Meios de Pagamento S.A. – Instituição de Pagamento

Notes to the Unaudited Consolidated Financial Statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

5.4              Sensitivity analysis

Accounting policy

Sensitivity analysis to foreign currency

The sensitivity analysis includes outstanding monetary items and foreign currency-denominated transaction (U.S. Dollars), such as loans and borrowings, and adjusts their translation at the end of each period by the exchange rates, taking into account the changes shown above.

Sensitivity analysis to changes in interest rates

The yield on short-term investments and the interest from loans are mainly affected by changes in the interbank deposit interest rate (DI) and SELIC.

The following analysis estimates the potential value of the financial instruments in hypothetical stress scenarios of the main market risk factors (fixed interest rate and foreign currency risk: exposure subject to exchange fluctuations) that impact each position. This analysis was performed according to topics presented in footnote 4 d).

Sensitivity analysis of changes in foreign exchange rates

	June 30, 2022	June 30, 2021
Assets
Cash and cash equivalents	17,237	882
Accounts receivable	18,521	17,378
Net exposure	35,758	18,260

	June 30, 2022
	Probable scenario	Possible scenario	Remote scenario
	+/-10%	+/-25%	+/-50%
Net effect on profit or loss	3,576	8,940	17,879

	June 30, 2021
	Probable scenario	Possible scenario	Remote scenario
	+/-10%	+/-25%	+/-50%
Net effect on profit or loss	1,826	4,565	9,130

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Getnet Adquirência e Serviços para Meios de Pagamento S.A. – Instituição de Pagamento

Notes to the Unaudited Consolidated Financial Statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

Translation rates in the period ended:	USD:BRL
06/30/2022	5.2380
06/30/2021	5.0022

Analysis rates in the periods ending in:	SELIC
06/30/2022	13.25% p.y
06/30/2021	4.25% p.y

Sensitivity analysis of changes in interest rates

	June 30, 2022	June 30, 2021
Assets
Financial investments	618,208	1,147,433
Accounts receivable and other assets	178,829	75,745
Liabilities
Loans and borrowings	(1,866,471)	(1,454,143)
Net exposure	(1,069,434)	(23s0,965)

		June 30, 2022
	Probable scenario	Possible scenario	Remote scenario
	+/-10%	+/-25%	+/-50%
Net effect on profit or loss	(14,170)	(35,425)	(70,850)

		June 30, 2021
	Probable scenario	Possible scenario	Remote scenario
	+/-10%	+/-25%	+/-50%
Net effect on profit or loss	(982)	(2,454)	(4,908)

Probable Scenario: taking into account a 10% deterioration in the associated risk variables.

Possible Scenario: taking into account a 25% deterioration in the associated risk variables.

Remote Scenario: taking into account a 50% deterioration in the associated risk variables.

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Getnet Adquirência e Serviços para Meios de Pagamento S.A. – Instituição de Pagamento

Notes to the Unaudited Consolidated Financial Statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

6.         Leases

Accounting policy

The Group leases several floors of office buildings for its administrative departments. Leases are recognized as a right-of-use asset and a corresponding lease liability on the date the leased asset becomes available for use by the Group.

Each lease payment is allocated between principal and finance costs. Finance costs are recognized in the Consolidated Statement of Income over the lease term. The right-of-use asset is depreciated over the lease term on a straight-line basis.

Assets and liabilities arising from a lease are initially measured at present value.

Lease liabilities include the net present value of the following lease payments:

  Fixed lease payments (including in-substance fixed payments), less any lease incentives receivable.
  Variable lease payments that depend on an index or rate.
  Amounts expected to be payable by the Group, under the residual value guarantees.
  The exercise price of purchase options, if the Group is reasonably certain to exercise the options.
  Payments of penalties for terminating the lease, if the lease term reflects the exercise of an option to terminate the lease.

Lease payments are discounted using Group’s incremental borrowing rate, which is the rate the Group would have to pay on a loan to obtain the funds necessary to acquire an asset of similar value, in a similar economic environment, under equivalent terms and conditions.

Right-of-use assets are measured at cost, according to the following items:

  The initial measurement amount of the lease liability.
  Any lease payments made on or before the commencement date, less any lease incentives received.
  Any initial direct costs.
  Restoration costs.
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Getnet Adquirência e Serviços para Meios de Pagamento S.A. – Instituição de Pagamento

Notes to the Unaudited Consolidated Financial Statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

The Group’s property leases include extension options. These terms are used to maximize operational flexibility in terms of contract management. Payments associated with short-term property leases are recognized on the straight-line basis as an expense in profit or loss. Short-term leases are leases with term of 12 months or less and which the Group has no intention or history of contract renewal.

There is no identifiable implicit discount rate to be applied to the Group’s lease contracts; therefore, the Group’s incremental borrowing rate is used to calculate the present value of lease liabilities at initial contract recognition.

The Group’s incremental borrowing rate is the interest rate the Group would have to pay to borrow the funds necessary to obtain to acquire an asset similar to the leased asset, for a similar term, and with similar collateral, i.e., funds necessary to obtain to obtain an asset with similar value of the right-of-use asset, in a similar economic environment.

The rate-setting process preferably uses readily observable inputs, based on which the lessee must make the necessary adjustments to arrive at its incremental borrowing rate.

IFRS 16 allows the incremental rate to be determined for a group of contracts, since this option is associated with the validation that the grouped contracts have similar features.

The Group has made use the aforementioned practical expedient of determining groupings for its leases within the same scoped, as it believes that the effects of its application do not differ materially from the application to individual leases.

The Group’s criteria regarding the incremental interest rate were:

  Risk-free rate: benchmark rate of the market where the Company operates.
  Credit spread: the spread of the most recent borrowings and the same currency was used.

Determining the lease term

To determine the lease term, management takes into account all facts and circumstances that create an economic incentive to exercise an extension option or not to exercise a termination option. Extension options (or periods after termination options) are included in the lease term only when there is reasonable certainty that the lease will be extended (or will not be terminated).

(a)     Balances recognized in the balance sheet

The balance sheet discloses the following lease-related balances:

Right-of-use-asset
December 31, 2020	21,905
Additions and contractual changes	(3,474)
Depreciation	(2,339)
June 30, 2021	16,092

December 31, 2021	25,703
Additions and contractual changes	1,480
Incorporation of Paytec(1)	4,278
Depreciation	(4,455)
June 30, 2022	27,006

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Getnet Adquirência e Serviços para Meios de Pagamento S.A. – Instituição de Pagamento

Notes to the Unaudited Consolidated Financial Statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

Lease liabilities
December 31, 2020	23,049
Additions and contractual changes	(3,398)
Payments	(2,859)
Interest	1,216
June 30, 2021	18,008

December 31, 2021	26,315
Additions and contractual changes	1,481
Incorporation of Paytec(1)	4,278
Payments	(4,957)
Interest	974
June 30, 2022	28,091

(1)      Consolidated opening balances referring to the acquisition of Paytec.

(b)    Expenses recognized in the consolidated statement of income

June 30, 2021
Depreciation	2,339
Interest expense	1,216
Total	3,555

June 30, 2022
Depreciation	4,455
Interest expense	974
Total	5,429

Payments of short-term leases

In June 30, 2022 and June 30, 2021 there were no short-term contract expenses.

7.         Intangible Assets

Accounting policy

Intangible assets represent identifiable non-monetary assets (separable from other assets), without physical substance, arising from business combinations, in-house developed software, or use licenses with finite or indefinite useful lives. Only assets whose cost can be reliably estimated and which the consolidated entities consider to be probable that they will generate future economic benefits are recognized.

Intangible assets are initially recognized at purchase or production cost and are subsequently measured less any accumulated amortization and any impairment losses.

Other intangible assets are considered to have indefinite useful lives when, based on a review of all relevant factors, it is concluded that there is no foreseeable limit to the period over which an asset is expected to generate cash inflows for the Company.

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Getnet Adquirência e Serviços para Meios de Pagamento S.A. – Instituição de Pagamento

Notes to the Unaudited Consolidated Financial Statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

Intangible assets with indefinite useful lives are not amortized, but rather at the end of each annual period, the entity reviews the remaining useful lives of the assets in order to determine whether they continue to be indefinite and, if this is not the case, the change should be accounted for as a change in accounting estimate. Goodwill impairment assessment is performed annually or more frequently if events or changes in circumstances indicate possible impairment.

Intangible assets with finite useful lives are amortized over those useful lives using methods similar to those used to depreciate property and equipment. Amortization expenses are recognized in line item ‘Depreciation and amortization’ in the Consolidated Statement of Income.

At the end of each year, Getnet assesses whether there is indication that its intangible assets might be impaired, i.e., whether the carrying amount of an asset exceeds its probable realizable value. If an impairment loss is identified, the recoverable amount is written down until it reaches the asset’s realizable value.

Assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized when the asset's carrying amount exceeds its recoverable amount, which is the higher of an asset's fair value less costs of disposal or its value in use.

Goodwill on acquisitions

When an investment in a subsidiary is acquired, any difference between the investment cost and the investor’s share of the net fair value of the investee’s identifiable assets, liabilities, and contingent liabilities (subsidiary or associate) is accounted for in accordance with IFRS 3.

Goodwill is recognized only when the amount of the consideration transferred for an investee exceeds its fair value at the acquisition date, and therefore represents a payment made by the acquirer in anticipation of future economic benefits from assets of the acquiree that cannot be individually identified and separately recognized.

The net fair value adjustments to an investee’s identifiable assets, liabilities and contingent liabilities based on their carrying amounts are individually allocated to the identifiable assets acquired and liabilities assumed based on their respective fair values at the acquisition date.

Assets that have an indefinite useful life, such as goodwill, are not subject to amortization and are tested annually to identify any impairment. Impairment reviews of goodwill are performed annually or more frequently if events or changes in circumstances indicate possible impairment. At June 30, 2022 and December 31, 2021, Getnet has not identified the need to make any adjustments for impairment.

Internally generated intangible asset

Expenditure on research activities is recognized as an expense for the period when incurred. The expenses with projects that are not activated are recognized in the line of Selling, General and Administrative expenses.

When an internally generated intangible asset can be recognized, development expenditure is capitalized  in intangible asset in the balance sheet, and amortized in the line item ‘Cost of services’ for POS software and in the line item ‘Selling, General and Administrative expenses’ for other intangible assets, in the ‘Consolidated Statement of Income’.

Systems in development

Getnet capitalizes expenses that are directly related to the internal development of software for their own operations, provided that the aspects required for recognition are met. The main expenses are related to internal labor for the development of the systems used by Getnet. Research expenditure is recorded as expenses when incurred. These projects evolve through an assessment of the IT and Accounting areas in order to verify their adherence to IAS 38 and whether they should be classified as Intangible Assets or Expenses. For further details refer to note 15 – (technology and systems).

26

Getnet Adquirência e Serviços para Meios de Pagamento S.A. – Instituição de Pagamento

Notes to the Unaudited Consolidated Financial Statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

The provision for impairment of intangible assets is recognized according to the probable losses identified between the activated software and the systems in development. Getnet monitors the performance of the systems taking into consideration technological and market aspects related to the continuity of the operation.

Estimates and critical accounting judgments

The goodwill recorded is subject to impairment testing at least once a year, or more frequently if there is any indication of impairment.

The adoption of these estimates involves the probability of occurrence of future events and the change of any of these factors could have a different result. The cash flow estimate is based on an appraisal prepared internally by an independent specialized firm, annually or whenever there are indications that the asset might be impaired, which is reviewed and approved by management.

Getnet uses an estimated useful life to calculate and record the amortization applied to its intangible assets.

The amortization of software and software licenses is defined based on the effective period of the license contracted. The amortization of internally developed software is defined based on the period over which the software will generate future economic benefits for Getnet.

The Company performed the Impairment test during second half of 2021. The Company test whether goodwill suffered any impairment on an annual basis at December 31 and, when circumstances indicate that the value may be impaired. At the period ended on June 30, 2022, the Company concluded there was no evidence of impairment that would lead to the need to update the performed in 2021 before its regular performance.

	06/30/2022	12/31/2021
Goodwill Getnet Tecnologia	669,831	669,831
Goodwill Eyemobile	9,041	18,659
Goodwill Paytec	11,136	-
Other intangible assets	216,745	196,593
Total	906,753	885,083

a)       Goodwill

Getnet Tecnologia – Refers to the acquisition of Getnet Tecnologia em Captura e Processamento de Transações H.U.A Ltda (“Getnet Tecnologia”). in 2014, which was subsequently legally merged with Getnet. Getnet Tecnologia was a subsidiary merchant acquisition and processing services company of Santander Brazil, which passed its merchant acquisition business to Getnet after the acquisition.

27

Getnet Adquirência e Serviços para Meios de Pagamento S.A. – Instituição de Pagamento

Notes to the Unaudited Consolidated Financial Statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

Eyemobile – As described in note 2, the amount paid for the acquisition of 60% of Eyemobile was R$ 19,415. In addition to this amount, an amount of R$ 5,500 was recorded as contingent consideration, a total consideration of R$ 24,915 as defined in IFRS 3. The fair value of net assets acquired from Eyemobile on the acquisition date was R$ 15,874, which generated a goodwill of R$ 9,041, as shown below:

	Transaction date 08/03/2021
CURRENT ASSETS	Book value	Added value	Fair value
Cash and cash equivalents	10,368	-	10,368
Accounts receivable	300	-	300
Other assets	275	-	275
Total current assets	10,943	-	10,943

NONCURRENT ASSETS
Property and equipment	181	-	181
Intangible assets (1)	605	14,574	15,179
Total noncurrent assets	786	14,574	15,360
Total assets (1)	11,729	14,574	26,303

CURRENT LIABILITIES
Accounts payable	15	-	15
Loans and borrowings	83	-	83
Income taxes payables and other tax payables	54	-	54
Tax installment	53	-	53
Other liabilities	305	-	305
Total current liabilities	510	-	510

NONCURRENT LIABILITIES
Loans and borrowings	700	-	700
Tax installment	93	-	93
Total noncurrent liabilities	793	-	793
Total assumed liabilities (2)	1,303	-	1,303
Total identifiable asset, net (1 - 2)	10,426	14,574	25,000

Total equity acquired (60%)	6,255
Asset capital gain	14,574
Deferred income tax on capital gain(2)	(4,955)
Goodwill generated in the transaction	9,041
Total net compensation	24,915

Value paid in cash	9,415
Paid-in capital	10,000
Contingent consideration (3)	5,500
Total transaction	24,915

28

Getnet Adquirência e Serviços para Meios de Pagamento S.A. – Instituição de Pagamento

Notes to the Unaudited Consolidated Financial Statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

(1)	Intangible – the asset acquired in the business combination at cost was R$605, the purchase price allocation report identified an added value of R$14,574, on the customer portfolio and data platform. The fair value of the intangible at the date of acquisition was R$15,179.
(2)	A deferred tax liability on the capital gains of the operation was constituted, at the rate of 34%, totaling R$4,955, with consideration for the registered Goodwill, totaling R$9,041. The deferred tax was set up on the basis that the amortization of capital gains is not deductible for tax purposes.
(3)	The amounts recorded as contingent consideration will be disbursed when the contractual conditions are met. Part of the amount refers to the payment conditional on the performance of the business and may be paid up to 18 months after the date of acquisition. The remainder of the amount will be retained for up to 4 years by the Company to compensate for any losses actually incurred.
(4)	On the acquisition date of Eyemobile, the non-controlling interest was R$4,171, equivalent to 40% of Eyemobile's capital.

The Company identified the allocation of tangible and intangible assets in the acquisition of Eyemobile (business combination) measured at fair value. According to the preparation of a report issued by an independent company, the allocations are:

	Evaluation method	Life	Value
Customer portfolio	Multi-period excess earning	5.8 years	1,089
Data platform	Multi-period excess earning	10 years	13,485
Unallocated goodwill	Fair value	Undefined	9,041

The acquisition goodwill is justified by the values of the acquired assets and the expected future profitability by the synergy generated with Getnet's activity.

29

Getnet Adquirência e Serviços para Meios de Pagamento S.A. – Instituição de Pagamento

Notes to the Unaudited Consolidated Financial Statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

Paytec – As described in note 2.1, the amount paid for the acquisition of 100% of the Paytec was R$38.696, of which R$22.960 was paid in cash and the assumption of a liability in the amount of R$15.736, from the former Paytec shareholders. The fair value of net assets acquired from Paytec on the acquisition date was R$27,560, which generated a goodwill of R$11,136, as shown below:

	Transaction date 04/01/2022
CURRENT ASSETS	Book value	Added value	Fair value
Cash and cash equivalents	479	-	479
Financial investments	16,128	-	16,128
Accounts receivable	20,138	-	20,138
Prepaid and recoverable taxes	2,821	-	2,821
Other assets	3,119	-	3,119
Total current assets	42,685	-	42,685

NONCURRENT ASSETS
Other assets	6	-	6
Investments	100	-	100
Property and equipment	790	-	790
Intangible assets (1)	499	3,199	3,698
Total noncurrent assets	1,395	3,199	4,594
Total assets (1)	44,080	3,199	47,279

CURRENT LIABILITIES
Accounts payable	11,523	-	11,523
Loans and borrowings	1,985	-	1,985
Income taxes payables and other tax payables	709	-	709
Other liabilities	5,502	-	5,502
Total current liabilities	19,719	-	19,719
Total assumed liabilities (2)	19,719	-	19,719
Total identifiable asset, net (1 - 2)	24,361	3,199	27,560

Total equity acquired (100%)	24,361
Asset capital gain	3,199
Goodwill generated in the transaction	11,136
Total net compensation	38,696

Value paid in cash	22,960
Variable consideration (2)	15,736
Total transaction	38,696

(1)	Intangible – the asset acquired in the business combination at cost was R$499, the previous purchase price allocation report identified an added value of R$3,199, on the trademark and relationship with providers in the amounts of R$795 and R$2,404, respectively. The fair value of the intangible assets at the date of acquisition was R$3,698.
(2)	The amounts recorded as variable consideration will be disbursed when the contractual conditions are met. Part of the amount refers to a payment subject to the performance of the business and may be paid in up to four (4) full semesters counted as of the first month following the month of the closing of the transaction. The remainder of the amount will be retained for up to 3 years by the Company to compensate for any losses actually incurred.

30

Getnet Adquirência e Serviços para Meios de Pagamento S.A. – Instituição de Pagamento

Notes to the Unaudited Consolidated Financial Statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

The Company identified the allocation of tangible and intangible assets in the acquisition of Paytec (business combination) measured at fair value. According to a previous report issued by an independent company, the allocations are:

	Evaluation method	Life	Value
Trademark	Relief from Royalty	1.8 years	795
Relationship with providers	With and Without	1.3 years	2,404
Unallocated goodwill	Fair value	Undefined	11,136

Amounts presented above are preliminary and are subject to change upon the conclusion of the ongoing work of the purchase price allocation. The Company expects to conclude the allocation in the second half of 2022 within the measurement period of twelve months.

The acquisition goodwill is justified by the values of the acquired assets and the expected future profitability by the synergy generated with Getnet's activity.

b)       Other intangible assets

Acquisition cost	12/31/2021	Additions	Disposals/ Transfers	Paytec Acquisition(2)	06/30/2022
Software and software licenses	398,611	-	17,474	499	416,584
Systems in development	107,384	28,299	(25,777)	-	109,906
Others (1)	-	17,773	-	-	17,773
Provision for impairment	(4,453)	-	-	-	(4,453)
Total	501,542	46,072	(8,303)	499	539,810

Accumulated amortization	12/31/2021	Additions	Disposals/ Transfers		06/30/2022
Software and license amortization	(304,949)	(16,709)	-	-	(321,658)
Others	-	(1,407)	-	-	(1,407)
Total	(304,949)	(18,116)	-	-	(323,065)
Total, net	196,593	27,956	(8,303)	499	216,745

(1)	The amount of R$17,773 is related to the allocation of the capital gain from the acquisitions of Eyemobile and Paytec and there is no cash effect.
(2)	Consolidated opening balances referring to the acquisition of Paytec.

Acquisition cost	12/31/2020	Additions	Disposals/ Transfers	06/30/2021
Software and software licenses	369,239	6,536	2,645	378,420
Systems in development	70,311	22,536	(3,410)	89,437
Provision for impairment	(1,077)	(1,050)	4	(2,123)
Total	438,473	28,022	(761)	465,734

Accumulated amortization	12/31/2020	Additions	Disposals/ Transfers	06/30/2021
Software and license amortization	(274,497)	(20,646)	5,139	(290,004)
Total	(274,497)	(20,646)	5,139	(290,004)
Total, net	163,976	7,376	4,378	175,730

31

Getnet Adquirência e Serviços para Meios de Pagamento S.A. – Instituição de Pagamento

Notes to the Unaudited Consolidated Financial Statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

c)       Software and licenses

In-house developed software is represented by solutions for capturing and processing debit and credit card transactions and cellphone recharging, which are fully operational. The useful lives of the related intangible assets are five years. The use licenses have a useful life ranging from 5 to 10 years. Software and licenses are classified as intangible assets with finite useful lives, prospectively amortized on a straight-line basis, as shown in the table below:

Useful life – 2022 (in years)
Software	5
Licenses	5 to 10 years

8.         Property and Equipment

Accounting policy

Property and equipment items are measured are the historical purchase or construction cost, less accumulated depreciation. When applicable, impairment losses are recognized directly in profit or loss for the period.

Costs include expenditure directly attributable to the purchase of an asset. The costs of internally generated assets include the costs of materials and direct labor, any other costs to bring the asset to the required location and conditions necessary to operate as expected by management. The replacement cost of a property and equipment item is recognized in its carrying value when it is probable that the economic benefits associated with such item will flow to the Company and its cost can be reliably measured. The costs of day-to-day maintenance of property and equipment are recognized in the Statement of Income as incurred, such as: removal of equipment from the point of sale, repair, reinstallation, freight, and other costs.

An item of property and equipment is written off when sold or when no future economic benefits are expected from its use or sale. Any gain or loss arising on the write-off of an asset (determined as the difference between sales proceeds and the carrying amount of the asset) is recognized in the income statement for the period in which the asset is written off.

The costs incurred internally and with third parties directly attributable to the installation of the POSs are allocated as property and equipment.

Estimates and critical accounting judgments

Getnet’s main property and equipment are point-of-sale (“POS”) terminals, valued for a useful life of five years (in 2021, three years). This useful life was defined taking into consideration the maintenance performed during the use of the equipment, the lack of spare parts, the technological changes occurred and in progress, and the economic environment in which they operate, considering the planning and other idiosyncrasies of Getnet’s business and the increase in production (data capture and processing transactions by the merchants).

Depreciation is calculated on the purchase cost of the asset, plus all costs incurred to bring the asset to the operating conditions expected by management, less its residual value, if any. To calculate depreciation, the Company’s estimates the useful life of each class of tangible assets. This estimate most appropriately reflects the pattern of consumption of the future economic benefits embodied in that class of assets. Depreciation expenses are recognized in the Statement of Income on a straight-line basis. The Company has reviewed the useful life of its assets with a prospective change in estimate to 5 years, as detailed in this section.

32

Getnet Adquirência e Serviços para Meios de Pagamento S.A. – Instituição de Pagamento

Notes to the Unaudited Consolidated Financial Statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

As at June 30, 2022 and 2021 and December 31, 2021 and 2020, property and equipment are broken down as follows:

	12/31/2021	Additions	Disposals/ Transfers (1)	Paytec Acquisition (2)	06/30/2022
Point of sale terminals (POS)	1,454,702	252,568	(152,898)	-	1,554,372
Computers and peripherals	238,466	2,653	(4,598)	213	236,734
Own properties	8,606	-	-	-	8,606
Furniture and fixtures	7,628	488	(1,216)	343	7,243
Land	2,766	-	-	-	2,766
Improvements in own properties	1,150	530	-	-	1,680
Leasehold improvements	6,167	-	(17)	118	6,268
Telecommunications equipment	724	19	(196)	116	663
Provision for impairment	(35,430)	(9,983)	1,991	-	(43,422)
Total	1,684,779	246,275	(156,934)	790	1,774,910

	12/31/2021	Additions	Disposals/ Transfers(1)	Paytec Acquisition (2)	06/30/2022
Depreciation Point of Sale terminals	(907,266)	(116,131)	142,640	-	(880,757)
Depreciation Computers and peripherals	(133,050)	(22,163)	3,707	-	(151,506)
Depreciation of own properties	(2,295)	(172)	-	-	(2,467)
Depreciation of furniture and fixtures	(3,387)	(354)	645	-	(3,096)
Depreciation of improvements in own properties	(670)	(71)	-	-	(741)
Depreciation of leasehold improvements	(5,797)	(41)	9	-	(5,829)
Depreciation of telecommunications equipment	(716)	(3)	201	-	(518)
Total	(1,053,181)	(138,935)	147,202	-	(1,044,914)
Total, net	631,598	107,340	(9,732)	790	729,996

(1)      Include transfers from Property and Equipment to Inventory, as a common business transaction of the Company.

(2)      Consolidated opening balances referring to the acquisition of Paytec.

33

Getnet Adquirência e Serviços para Meios de Pagamento S.A. – Instituição de Pagamento

Notes to the Unaudited Consolidated Financial Statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

	12/31/2020	Additions	Disposals/ Transfers (1)	06/30/2021
Point of sale terminals (POS)	1,416,636	156,744	(175,039)	1,398,341
Computers and peripherals	201,358	18,187	(594)	218,951
Own properties	8,606	-	-	8,606
Furniture and fixtures	7,513	179	(266)	7,426
Land	2,766	-	-	2,766
Improvements in own properties	1,088	-	-	1,088
Leasehold improvements	6,203	-	-	6,203
Telecommunications equipment	1,862	-	(67)	1,795
Provision for impairment	(29,685)	(3,291)	-	(32,976)
Total	1,616,347	171,819	(175,966)	1,612,200

	12/31/2020	Additions	Disposals/ Transfers(1)	06/30/2021
Depreciation Point of Sale terminals	(900,901)	(133,933)	159,795	(875,039)
Depreciation Computers and peripherals	(89,704)	(21,118)	328	(110,494)
Depreciation of own properties	(1,950)	(172)	(1)	(2,123)
Depreciation of furniture and fixtures	(2,890)	(343)	220	(3,013)
Depreciation of improvements in own properties	(565)	(52)	2	(615)
Depreciation of leasehold improvements	(5,715)	(41)	-	(5,756)
Depreciation of telecommunications equipment	(761)	(9)	61	(709)
Total	(1,002,486)	(155,668)	160,405	(997,749)
Total, net	613,861	16,151	(15,561)	614,451

(1) Include transfers from Property and Equipment to Inventory, as a common business transaction of the Company.

The useful life adopted for each class of property, plant and equipment is shown below:

	Average useful life	Annual depreciation rate
Point of Sale (POS) terminals (1)	5 years	20%
Computers and peripherals	5 years	20%
Own properties	25 years	4%
Furniture and fixtures	10 years	10%
Improvements in own properties	10 years	10%
Leasehold improvements	4 years	25%
Telecommunications equipment	5 years	20%

9.         Provision for tax, civil and labor risks

Accounting policy

Provisions for risks (labor, civil, and tax) are recognized when: (a) there is a present obligation as a result of a past event; (b) it is probable that an outflow of funds will be required to settle the obligation; and (c) the amount has been reliably estimated. In case of a series of similar obligations, the likelihood that an outflow will be required to settle them is determined taking into consideration the class of obligations as a whole.

A provision for tax, civil and labor risks is recognized in the consolidated financial statements when the risk of loss in an administrative or judicial proceeding is considered probable, with a probable disbursement of funds to settle the obligations, and whenever the amounts involved can be reliably measured. The definition of the probability of loss is an estimate based on the opinion of legal advisors and management, the nature of the proceedings, similarity with previous cases, and the complexity of the courts.

34

Getnet Adquirência e Serviços para Meios de Pagamento S.A. – Instituição de Pagamento

Notes to the Unaudited Consolidated Financial Statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

Contingent assets are not recognized in consolidated financial statements since they refer to results that might never be realized. However, when the realization of the gain is virtually certain, then the related asset is no longer a contingent asset and its recognition becomes appropriate. Contingent assets with a probable favorable outcome are only disclosed in the notes to the consolidated financial statements. At June 30, 2022 and June 30, 2021, Getnet had no contingent assets.

Contingent liabilities assessed as possible losses are not recognized in consolidated financial statements and are instead only disclosed in explanatory notes. Contingent liabilities assessed as remote losses are neither recognized nor disclosed.

Estimates and critical accounting judgments

The risk of loss classification is an estimate that requires material judgment in accounting for and disclosing provisions for judicial and administrative proceedings, as well as the estimate of amounts, the complexity of the proceedings, and the history of the lawsuits and similar proceedings.

The Group is a party to tax, civil and labor proceedings. These proceedings are in progress and are being discussed at the administrative and judicial levels. The provisions were recognized based on the nature, complexity, and outcome history for similar proceedings, as well as on the loss assessment for the Group’s proceedings, based on the opinions of the Company’s in-house and outside legal counsel. The Group’s policy is to fully provide for the amount at risk in proceedings assessed as probable losses.

Labor lawsuits are related to claims mainly by former employees of the Company. Civil lawsuits refer to claims for damages from suppliers, damages caused to third parties and litigation in contractual matters.

a)       Probable losses

	06/30/2022	12/31/2021
Civil	3,900	2,895
Labor	13,978	12,118
Total	17,878	15,013

35

Getnet Adquirência e Serviços para Meios de Pagamento S.A. – Instituição de Pagamento

Notes to the Unaudited Consolidated Financial Statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

Getnet is party to lawsuits discussed at the administrative level which analyzing its nature, do not qualify has a probable loss risk. The main lawsuits that qualify as contingency with possible losses are listed below:

b)       Possible losses

	06/30/2022	12/31/2021
Civil	55,636	52,137
Labor	26,838	26,382
Tax	929,865	812,700
Total	1,012,339	891,219

Tax - Tax on services

The Company is party to three lawsuits related to the collection of taxes on services, of which it was cited in 2016. The tax assessments issued by the Finance Department of the City of São Paulo, refer to the alleged existence of revenues from the provision of services, correlated to technical support services, such as installation, configuration and maintenance of computer programs, and currently amount to R$ 81,565 (R$ 74,735 on December 31, 2021). For all tax assessments received related to this subject, the Company believes that the likelihood of loss is possible.

Tax – Income taxes and social contributions

Federal Tax Office of Brazil issued infraction notices against Getnet and Santander Brazil related to income taxes and social contribution, including late payment charges, related to the tax deduction for the amortization of goodwill paid on the acquisition of Getnet Tecnologia referring to period from 2014 to 2018. In the Federal Tax Office of Brazil’s perspective, the Company would not have complied with the legal requirements for amortization. Getnet and Santander Brazil presented their respective defenses and are awaiting judgment at the administrative level. The amount of the potential loss was approximately R$848,3 million, not booked as a provision as of June 30, 2022 (R$812,7 million on December 31, 2021).

c)       Judicial deposits

	06/30/2022	12/31/2021
Civil	2,724	1,389
Labor	20,252	17,788
Tax	1,060	1,017
Total	24,036	20,194

(1)      Judicial deposits recognized in the balance sheet line "Other assets".

d)       Provision movement

	06/30/2022		06/30/2021
	Civil	Labor	Civil	Labor
Opening balance	2,896	12,117	1,872	9,553
Additions	1,094	2,980	4,931	385
Reversals/payments	(90)	(1,119)	(2,094)	(1,136)
Closing balance	3,900	13,978	4,709	8,802

10.      Income Tax and social contribution and Other Taxes

Accounting policy

The provisions for current taxes are recognized at a 15% rate plus 10% surtax for income tax and a 9% rate for social contribution on profit adjusted according to the prevailing tax law.

36

Getnet Adquirência e Serviços para Meios de Pagamento S.A. – Instituição de Pagamento

Notes to the Unaudited Consolidated Financial Statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

Deferred income tax and social contribution are entirely recognized on temporary differences between assets and liabilities recognized for tax purposes and the carrying amounts of assets and liabilities in the consolidated financial statements. Deferred income tax and social contribution are determined based on the tax rates and tax law in effect at the date the consolidated financial statements are prepared and applicable when the related income tax and social contribution are realized. The recovery of the balance of deferred tax assets is reviewed on a quarterly basis and, when it is no longer probable that future taxable income will be available to allow the recovery of all or part of the assets, these are adjusted for the expected recoverable amount.

Current and deferred taxes are recognized in profit or loss unless they are related to items recognized directly in equity.

Taxes on revenue is related to PIS and COFINS that are contributions levied by the Brazilian Federal government on gross revenues. These amounts are invoiced to and collected from the Company’s customers and recognized as deductions to gross revenue (Note 14 a)) against tax liabilities, as we are acting as tax withholding agents on behalf of the tax authorities. PIS and COFINS paid on certain purchases may be claimed back as tax credits to offset PIS and COFINS payable. These amounts are recognized as Recoverable taxes and are offset on a monthly basis against Taxes payable and presented net, as the amounts are due to the same tax authority.

Taxes on services is related to ISS is a tax levied by municipalities on revenues from the provision of services. ISS tax is added to amounts invoiced to the Company’s customers for the services the Company renders. These are recognized as deductions to gross revenue (Note 14 a)) against tax liabilities, as the Group acts as agent collecting these taxes on behalf of municipal governments.

10.1              Reconciliation of the income tax and social contribution expense:

	06/30/2022	06/30/2021
Net income before taxes	374,684	278,242
Statutory rate	34%	34%
Expected income tax and social contribution, calculated with statutory rate	(127,393)	(94,602)
Permanent additions
Non-deductible expenses	(1,358)	(64)
Non-deductible management’ benefits	(3,478)	(4,535)
Permanent exclusions
Tax incentive - Hunger Prevention Program	-	975
Goodwill amortization	1, 304	-
Interest on equity	32,688	-
Additions (reversal) of income taxes and social contribution temporary differences
Additions (reversal) of income taxes and social contribution temporary differences	(8, 294)	8,001
Income tax in profit or loss for the period	(106,531)	(90,225)
Effective tax rate	28%	32%

Current	(71,679)	(67,204)
Deferred	(34,852)	(23,021)

Under Brazilian tax law, temporary differences and tax losses can be carried forward indefinitely, however the loss carryforward can only be used to offset up to 30 % of taxable profit for the period.

37

Getnet Adquirência e Serviços para Meios de Pagamento S.A. – Instituição de Pagamento

Notes to the Unaudited Consolidated Financial Statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

10.2              Deferred income tax assets and liabilities

Breakdown of deferred tax assets	06/30/2022	12/31/2021
Provision for contingencies	6,016	5,105
Provision for personal bonuses	17,689	21,849
Provision for other expenses (1)	53,152	46,029
IFRS 16 adjustments	1,017	7,969
Provisions for losses	9,427	2,329
Tax credit – Contribution of tax basis (2)	298,900	338,753
Total	386,201	422,034

(1) Refers substantially to accruals related to accounts payable and transfers costs to debit and credit cards brands.

(2) Refers tax credit related the spin-off. See note 1 “The spin-off of Getnet from Banco Santander (Brasil) S.A.” for further details.

Estimate of tax credit realization	06/30/2022
Consolidated
2022	73,326
2023	124,722
2024	88,364
2025	79,862
2026	19,927
Total	386,201

Breakdown of deferred tax liabilities	06/30/2022	12/31/2021
Other temporary differences	7,321	3,345
Total	7,321	3,345

10.3               Income taxes payables and other tax payables

	06/30/2022	12/31/2021
Taxes on revenue (PIS and COFINS)	10,400	17,547
Income taxes	15,075	6,534
Withholding income tax (IRRF)	1,432	1,724
Tax on services (ISS)	4,975	4,902
Other taxes	1,469	269
Total	33,351	30,976

11.      Related Parties
Accounting policy

The amount earned by the key executives during the period are reported in Selling, General and Administrative expenses in the Consolidated Statement of Income.

The provision regarding the retained bonus is recorded at cost, as the amount in cash and in Units is a fixed amount in Brazilians reais. The number of Units will be based on the market value of the Santander Brazil ‘Units at the date it is transferred to the key executives.

The amount regarding the retained bonuses is recorded in Other liabilities in the Balance Sheet. In case the key executive resigns prior the bonus schedule agreed, the equivalent amount is not paid, and equivalent provision is recorded as a credit in specific Selling, General and Administrative expenses. After the provision for the period is recorded in Other liabilities, no change in the provision related to individual or Company performance.

38

Getnet Adquirência e Serviços para Meios de Pagamento S.A. – Instituição de Pagamento

Notes to the Unaudited Consolidated Financial Statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

The main balances with the related party are shown below:

	Assets (liabilities) June 30, 2022	Assets (liabilities) December 31, 2021
Assets	6,726,405	8,464,812
Cash and cash equivalents	65,632	372,151
Santander Brazil (1)	65,632	372,151
Financial investments	517,452	839,427
Santander Brazil (1)	517,452	839,427
Accounts receivable	119,351	173,279
Santander Brazil (1)	119,183	173,279
Pagonxt Merchant Soluções Tecnológicas Brasil Ltda. (2)	168	-
Onlending of accounts receivable	6,023,970	7,079,955
Santander Brazil (1)	6,023,970	7,079,955
Liabilities	(23,270,684)	(22,308,966)
Accounts payable	(21,807,018)	(18,858,043)
Santander Brazil (1)	(21,807,018)	(18,858,043)
Loans and borrowings	(1,463,666)	(3,450,923)
Santander Brazil (1)	(1,463,666)	(3,450,923)
Total	(16,544,279)	(13,844,154)

	Revenue (expenses) June 30, 2022	Revenue (expenses) June 30, 2021
Finance income, net	25,875	(8,632)
Santander Brazil (1)	25,875	(8,632)
Revenue from services (3)	697,326	489,463
Santander Brazil (1)	694,781	489,463
Pagonxt Merchant Soluções Tecnológicas Brasil Ltda. (2)	2,545	-
Selling, General and Administrative expenses	(63,223)	(4,388)
Santander Brazil (1)	(63,223)	(4,388)
Total	659,978	476,443

39

Getnet Adquirência e Serviços para Meios de Pagamento S.A. – Instituição de Pagamento

Notes to the Unaudited Consolidated Financial Statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

(1)	Banco Santander (Brasil) S.A. - Related Party - On April 16, 2021, Santander Brazil and Getnet established a commercial partnership with each other, within the national territory, for the purpose of offering certain financial and payment services and solutions to their respective customers ("Partnership"). Among the services object of the Partnership, we highlight the anticipation of receivables for the benefit of commercial establishments, whose operations may be conducted and made feasible by Santander Brazil and/or Getnet, subject to the terms of the Partnership. Also within the scope of the Partnership, Santander Brazil will promote the distribution of certain services and products offered by Getnet to its customer base, in addition to providing funding to the credit operations to be conducted by Getnet and/or its subsidiaries. Getnet, in return, will take care of the origination of credit operations and leads for Santander Brazil, through the capture and indication of potential customers who have an interest in contracting credit operations and/or certain services offered by Santander Brazil.
(2)	Pagonxt Merchant Soluções Tecnológicas Brasil Ltda. - the main activities are the capture, transmission and processing of data and information, through a network of several equipments; management of payments and receipts made to commercial establishments to the network for which it provides services; provide consulting services, development and sales of systems, software and hardware.
(3)	This line includes the amounts recognized as revenue from contractual remuneration arising from the contract signed with Santander Brazil in the first semester of 2021. See note 14.

Compensation of key management personnel

The Annual Shareholders’ Meeting approved an overall annual compensation of Getnet’s management (Executive Director’s and Executive Committee members) totaling up to R$42,780. The total expense paid to the key management personnel through June 30, 2022 was R$12,700 (June 30, 2021: R$11,083).

	06/30/2022	06/30/2021
Fixed compensation	5,648	4,578
Variable compensation	4,231	1,952
Total short-term benefits	9,880	6,529
Variable compensation – Units	2,821	3,253
Variable compensation – Cash	-	1,301
Total long-term benefits	2,821	4,554
Total	12,700	11,083

At the same time, the new variable remuneration plan was approved, with a long-term payment projection divided into 50% through Units issued by Getnet (GETT11) and 50% in cash. The new program establishes indicators and achievement ratings as annual triggers for future payments. On June 30, 2022, the Company recognized in its result for the period the estimated amount corresponding to the current period with payment expected as of 2024.

Until 2021, the Company had a variable compensation plan paid in Units issued by Santander Brazil (SANB11) and in cash, as a bonus withheld under the executive retention program.  The amount of the retained bonus was fixed in Brazilian Reais, where 50% was paid in cash and 50% in Units purchased at market value and delivered to the executive's broker account. The amount equivalent to 60% of the bonus was paid in cash after the end of the fiscal year of the acquisition and the remainder (40%) paid in three annual installments.

40

Getnet Adquirência e Serviços para Meios de Pagamento S.A. – Instituição de Pagamento

Notes to the Unaudited Consolidated Financial Statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

12.      Share-based payment

Accounting Policy

The amounts earned by the Company's professionals as share-based payment during the period are reported as share-based payments and are classified as cash-settled transactions.

A liability provision is recorded in the Other liabilities group of the consolidated balance sheets by its fair value, updated each reporting period in exchange for the Selling, General and Administrative expenses in the consolidated statements of income.

The fair value of provisions is estimated using valuation. A judgment is required when determining the assumptions in the fair value model. Vesting requirements are linked to certain objectives and conditions established by Management. Getnet recognizes provisions and expenses considering the individual vesting terms for each of the share-based payment plans.

The estimation of these amounts for share-based payment is measured by modeling the Valuation of Units PagoNxt Spain, since the plan or long-term incentive ("ILP") is based on PagoNxt Spain, which requires the determination of appropriate assumptions, based on the best estimate of management, which include the expected time frame, volatility, expectation of turnover, discount rate and dividend yield.

The main characteristics of each of the plans are described below:

Staking Grant – this modality provides for the award to Getnet professionals through Units from PagoNxt Spain, divided into four tranches per year. The term is 2022 to 2025, and the vesting period is from 2024 to 2026. In addition to the condition of remaining in service during these periods, in order to be entitled to Units the plan provides for the achievement of certain market conditions related to the assessment of Units PagoNxt Spain, as well as the achievement of certain EBITDA values and liquidity event of PagoNxt Spain;

PPO - this modality provides for the award to Getnet professionals through Units options from PagoNxt Spain. The term is 4 years, from the date of concession, with vesting period from 2023 to 2027. This modality establishes a condition of permanence in service at the end of these exercises and liquidity event of PagoNxt Spain; and

RSU - this modality provides for the award to Getnet professionals through Units from PagoNxt Spain. The term is 4 years, from the date of concession, with acquisition period from 2023 to 2027. This modality establishes a condition of permanence in service at the end of these exercises and liquidity event of PagoNxt Spain.

The modalities described above establish certain conditions, such as time-based restrictions and payment methods defined by management.  The granting of Units from PagoNxt Spain is made directly by Getnet to its professionals, and the liquidation of these plans can be carried out through cash, through the delivery of the Units from PagoNxt Spain or a combination of both, by exclusive decision of PagoNxt Spain.

41

Getnet Adquirência e Serviços para Meios de Pagamento S.A. – Instituição de Pagamento

Notes to the Unaudited Consolidated Financial Statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

Share-based payment programs may be cancelled if a PagoNxt Spain liquidity event does not occur by December 31, 2026.

The Company evaluated the impacts of the ILP for the second half of 2022 and did not recognize expenses, since the plan participants joined in June 2022 and the update of the remuneration policy is under approval by the Board.

13.      Share Capital and Reserves

Accounting policy

The distribution of dividends to the Company’s shareholders is recognized as a liability in the Company’s consolidated financial statements at the year end, pursuant to its bylaws. Any amount in excess of the mandatory minimum dividends is accrued on the date such dividends are approved by the Executive Director’s Meeting.

Pursuant to the Company’s bylaws, shareholders are entitled to annual minimum dividends equivalent to 25% of net income for the year, adjusted as provided for by the Brazilian Corporate Law.

At the end of the reporting period, the Company recognizes a liability for the payment dividends when this distribution becomes a present obligation, corresponding to the portion of unanticipated mandatory minimum dividends and/or additional dividends, the distribution of which has been duly approved by the relevant reporting date.

(a)     Share capital

On February 24, 2021, the shareholder on that date, Santander Brazil, approved: a stock split at a ratio of one to 26.83421551 as a result of which our capital stock was represented by 1,866,722,202 common shares, with no par value, and a conversion of 916,003,725 preferred shares and 950,718,477 of common shares.

The preferred shares created as a result of the split will have dividends calculated with a value 10% higher than the dividends distributed to the holders of the common shares.

Capital at June 30, 2022 and December 31, 2021 is R$1,422,496, represented by 950,718,477 registered common shares and 916,003,725 preferred shares and 1,866,722,202 common shares, respectively.

The Company is authorized to increase the capital stock, by resolution of the Board of Directors, independent of statutory reform, up to the total limit of 5 billion common or preferred shares.

(b)    Retained earnings and other reserves

Legal reserve

The legal reserve is recognized annually with the allocation of 5% of net income for the year, without exceeding 20% of capital. The purpose of the legal reserve is to ensure the integrity of capital and can only be utilized to offset losses or increase the Company’s capital. On June 30, 2022, the Company recorded a legal reserve in the amount of R$13,784 (R$9,379 on June 30, 2021).

42

Getnet Adquirência e Serviços para Meios de Pagamento S.A. – Instituição de Pagamento

Notes to the Unaudited Consolidated Financial Statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

Statutory reserve

The statutory reserve consists of the balance of the remaining net income for the year, as proposed by the Executive of Director’s and approved by the Shareholders’ Meeting. The statutory reserve consists of: (i) fifty percent (50%) profit retention reserve strengthening for the purpose of guaranteeing financial means for Getnet’s operation; and (ii) fifty percent (50%) reserve for dividend equalization for the purpose of guaranteeing adequate funds to continue the semiannual distribution of dividends.

On June 30, 2022, the Company recorded a statutory reserve in the amount of R$241,224 (R$ 134,088 June 30, 2021), 50% of which was recorded as a profit retention reserve and 50% as a reserve for dividend equalization.

Capital reserve

The capital reserve was recognized for capital reserves can only be used to offset losses that exceed the retained earnings and other reserves; redeem, reimburse, or buyback of shares; added to the share capital; and other transactions allowed by the Brazilian Corporate Law. In the first quarter of 2021, tax credit of R$398,533 was recognized due to the contribution of tax basis from Santander Brazil. Refer to footnote 1 for details.

(c)     Dividends and Interest on capital

Getnet defined in the bylaws the minimum 25% of the net income, in compliance with the provisions of the Brazilian Corporate Law 6,404/76. Regarding the result for the period June 30, 2022 and June 30, 2021 the Company recorded a distribution of dividends and interest on equity in the amount of R$96,145 (R$44,550 at June 30, 2021).

During the first half of 2022 the Company paid the amount of R$393,662, of which R$298,000 was related to the distribution of dividends and interest on equity for the year ended December 31, 2021 and R$95,662 was related to the proposed distribution of dividends and interest on equity for the period June 30, 2022, where R$14,349 is related to withholding income tax from interest on equity.

14.      Revenue from services and Costs of Services

Accounting policy

All revenues earned by the Company follow the revenue recognition concepts, according to the steps described below:

- Step 1: identify the contracts with a customer.

- Step 2: identify all the individual performance obligations within the contract.

- Step 3: determine the transaction price.

- Step 4: allocate the price to the performance obligations.

- Step 5: recognize revenue when (or as) the entity satisfies a performance obligation.

Revenue from contracts with customers is recognized as control of the goods or services are transferred to the customer at an amount that reflects the consideration to which the Getnet expects to be entitled in exchange for those goods or services in the ordinary course of Getnet.

43

Getnet Adquirência e Serviços para Meios de Pagamento S.A. – Instituição de Pagamento

Notes to the Unaudited Consolidated Financial Statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

Getnet as a lessor operates in leases in which the Company does not transfer substantially all the risks and rewards incidental to ownership of an asset. POS rental revenues arising is accounted for on a straight-line basis over the lease terms and is included in Revenue from services in the Consolidated Statement of Income due to its operating nature. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as rental income. POS rental revenue is recognized in the period in which they are earned. Getnet has cancelable month-to-month lease contracts related to electronic transaction capture equipment to third parties. The leased assets are included in ‘Property and equipment’ in the Consolidated Statement of Income and are depreciated over their expected useful lives. Revenues from operating leases (net of any incentives given to the lessee) is recognized on a straight-line basis over the lease term in ‘Revenue from services’ in the line item ‘POS rental’ in the ‘Consolidated Statement of Income’.

Getnet revenue from contract with customers and the respective performance obligations and judgments substantially comprises:

  Merchant acquisition, processing services revenue and capture revenue are recognized at the time the purchase is approved by the financial institution. The performance obligation is satisfied once the electronic payment processing services including the capture, transmission, processing and settlement of transactions carried out using credit and debit cards are approved by the financial institution. Getnet has multiple arrangements with different clients in which consideration is variable upon the volume of transactions processed in a given period of time depending on the clients’ use (i.e., number of payment transactions processed, number of cards on file, etc.); as such, the total transaction price is variable. Getnet allocates the variable fees charged to the day in which it has the contractual right to bill its clients, therefore revenue is recognized at a point in time.

  Revenue from the rental of the POS to commercial establishments, which are recognized when the service contract obligation is fulfilled. The performance obligation is satisfied over the time of the contract considering the equipment availability upon delivery of the POS to clients. Getnet accounts for equipment rental as a separate performance obligation and recognizes the revenue at its standalone selling price, considering that rental is charged as a fixed monthly fee. Revenue is recognized within net revenue on a straight-line basis over time of the contract, net of tax, beginning when the client obtains control of the equipment lease. Getnet does not manufacture the equipment but purchases from third-party vendors.

  Resale recharge revenues, which are recognized when the respective credit is transferred to the customer. The performance obligation is satisfied when the digital phone recharge credit is transferred to the clients of commercial establishments. These recharges are sold through POS and the Company acts as an agent of telecommunication operators for the Commercialization of Telephony Recharge Digital Credits since these credits are acquired from telecommunication operators for a fixed price and subsequently sold to the clients through the acquisition cost plus a margin. Since the telecommunication operators has primary responsibility for fulfilling the services to the customer, Getnet account this transaction as an agent. The revenue is recognized at a point in time.

  Prepayment revenue are recognized at the time of transfer of the respective prepayments by Santander Brazil. The performance obligation is satisfied when commercial establishments receive the anticipation of its accounts receivables (Getnet’s account payable) from Santander Brazil to the merchant (commercial establishments).

The transaction price is based on the terms and conditions in which Santander Brazil calculates the profit from prepayment of receivables transactions. In this context, the profit is reduced by the expenses incurred by Santander Brazil in order to provide prepayment of receivables to merchants, including: i) acquiring expenses, which are the costs incurred by Santander Brazil in transferring funds to other banks as a result of the prepayment of receivables and the provision of payment services by Getnet and ii) prepayment expenses.

44

Getnet Adquirência e Serviços para Meios de Pagamento S.A. – Instituição de Pagamento

Notes to the Unaudited Consolidated Financial Statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

Prepayment expenses include the following components:

(a) the costs incurred by Santander Brazil to fund prepayment;

(b) the expenses incurred by Santander Brazil with technology systems to support the prepayment;

(c) taxes incurred in connection with the prepayment;

(d) costs incurred by Santander Brazil to transfer funds to commercial establishment’s bank account in connection with the prepayment of receivables to Getnet; and

(e) Santander Brazil operating losses in the provision of prepayment of receivables services to Getnet merchants.

  The Partnership Agreement provides that Santander Brazil will reimburse us the amount of discounts which we provide to attract and/or retain customers which are deemed to be of strategic importance to us and Santander Brazil.

  Other revenue from services rendered is recognized to the extent that Getnet satisfies the performance obligations, at a point in time, fulfilling the provision of services.

a) Revenue from services

	06/30/2022	06/30/2021
Merchant acquisition and contractual remuneration (1) and (2)	1,060,641	641,655
Profit share	339,974	320,528
Processing services revenue and capture	121,084	86,447
POS sales(1)	3,117	23,141
Recharges sales	3,919	5,115
Other	14,755	22.658
Taxes on services	(107,514)	(87,357)
Subtotal	1,435,976	1,012,187
POS rental(1)	279,419	272,929
Taxes on services	(25,846)	(25,246)
Subtotal	253,573	247,683
Net revenue	1,689,549	1,259,870

Point in time, net of tax	1,435,976	1,012,187
Over time, net of tax	253,573	247,683
Net revenue	1,689,549	1,259,870
(1)	This item contains discounts related to POS sales incentive, unconditional discounts and other discounts granted.
(2)	The amount recognized in this line as revenue from contractual remuneration arises from the contract signed between Santander Brazil and Getnet in the first semester of 2021.

b) Costs of services

	06/30/2022	06/30/2021
Fees and commissions	(608,522)	(319,267)
Cost of POS sales and other fees	(8,529)	(61,326)
Depreciation / amortization	(116,130)	(133,933)
Personnel, technology, system and other	(251,365)	(234,514)
Total	(984,546)	(749,040)

45

Getnet Adquirência e Serviços para Meios de Pagamento S.A. – Instituição de Pagamento

Notes to the Unaudited Consolidated Financial Statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

15.      Expenses by Nature

a)       Selling, General and Administrative expenses

	06/30/2022	06/30/2021
Personnel expenses and social charges (1)	(127,177)	(85,159)
Technical support	(79,783)	(29,363)
Depreciation and amortization	(45,376)	(39,584)
Advertising	(14,362)	(17,023)
Provisions net of reversal	(11,465)	(7,082)
Technology and systems	(7,199)	(1,810)
Facilities and materials	(2,260)	(1,364)
Communications	(1,129)	(607)
Taxes except income tax	(521)	(271)
Surveillance and cash transport services	(190)	(239)
Other administrative expenses	(20,157)	(4,917)
Total	(309,619)	(187,419)

(1)	Getnet offers its employees a compensation plan with profit sharing. The compensation amount is defined by the metrics formalized in the plan, which is approved by Management. On June 30, 2022, Getnet recognized in the result of its financial statements the amount of R$ 36,654 (R$ 20,054 on June 30, 2021).

b)      Other expenses, net

Other expenses net includes chargeback and refund expenses when our merchants refuse to or cannot reimburse chargebacks and refunds resolved in favor of their customers.

In the event that a billing dispute between a cardholder and a merchant is not resolved in favor of the merchant, including in situations in which the merchant is engaged in fraud, the transaction is typically “charged back” to the merchant and the purchase price is credited or otherwise refunded to the cardholder. If we are unable to collect chargeback from the merchant’s account, or if the merchant refuses to or is unable to reimburse us for a chargeback due to closure, bankruptcy or other reasons, we may bear the loss for the amounts paid to the cardholder.

In the six months ended June 30, 2022 and 2021, Getnet recorded losses as a result of chargebacks net of refunds in the amount of R$ 19,506 and R$17,581, respectively.

16.      Finance Income, net

	06/30/2022	06/30/2021
Finance income:
Income from short-term investments	38,065	15,906
Other(1)	157,150	5,843
Total	195,215	21,749
Finance costs:
Interest and charges on borrowings	(130,370)	(19,838)
Other finance costs	(5,883)	(21)
Interest expenses incurred on lease liabilities	(974)	(1,216)
Total	(137,227)	(21,075)
Foreign exchange losses, net	(22,073)	(7,014)
Total	35,915	(6,340)

(1)	The increase in the line of "Other" occurred due to the beginning of the prepayment transactions of amounts payable to commercial establishments, carried out by Getnet, which intensified as of the second half of 2021 due to the operation carried out by Getnet between SCD.

46

Getnet Adquirência e Serviços para Meios de Pagamento S.A. – Instituição de Pagamento

Notes to the Unaudited Consolidated Financial Statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

17.      Earnings per Share

Accounting policy

Basic earnings per share

The Company calculates the value of the basic result per share for the earning or loss attributable to the holders of common and preferred shares of the company and, if presented, the earning or loss resulting from continued operations attributable to the holders of these respective shares by dividing the earning or loss attributable to the holders of common and preferred shares by the weighted average number of common and preferred shares held by shareholders during the period.

Diluted earnings per share

The Company calculates the value of the basic result per share for the earning or loss attributable to the holders of common and preferred shares of the company and, if presented, the earning or loss resulting from continued operations attributable to the holders of these respective shares by dividing the earning or loss attributable to the holders of common and preferred shares by the weighted average number of common and preferred shares held by shareholders during the period that would be issued if all potential dilutive shares had been converted.

At June 30, 2022, there is no difference between basic and diluted earnings per share as there were no potential dilutive rights on these shares. The Statement of Income includes a breakdown of earnings per share.

As mentioned in note 13.a, the preferred shares will have dividends calculated with a value 10% higher than the dividends distributed to the holders of the common shares.

	June 30, 2022	June 30, 2021
Net income for the period attributable to common shareholders (1)	130,881	119,703
Weighted average number of common shares (in thousands of shares)	950,718	1,229,062
Basic and diluted earnings per share for profit attributable to common shareholders (in R$)	0.14	0.10
Net income for the period attributable to preferred shareholders (1)	138,712	68,314
Weighted average number of preferred shares (in thousands of shares)	916,004	637,660
Basic and diluted earnings per share for profit attributable to preferred shareholders (in R$)	0.15	0.11

(1)	Net income attributable to common and preferred shareholders is based on the allocation of total net income based on the respective weighted average number of shares adjusted to reflect a 10% higher allocation of profit per share for preferred shareholders compared to common shareholders in line with the 10% higher preference in dividend distribution.

18.      Items not affecting cash

In preparing the Company's statements of cash flows, the net cash generated by financing and investing activities include only those transactions that altered the Company’s cash. The table below shows all the other movements in the balances of investing and financing activities which did not involve the use of cash and/or cash equivalents:

	June 30, 2022	June 30, 2021
Additions and contractual changes (IFRS 16)	1,480	(3,474)
Incorporation of Paytec (IFRS 16)	4,278	-
Tax credit – spin-off(1)	-	398,533
Dividends/interest on equity declared and not yet paid	483	44,550
Asset Capital gain	17,773	-
Deferred taxes on asset capital gain	4,955	-

(1)      Refers tax credit related the spin-off. See note 1 “The spin-off of Getnet from Banco Santander (Brasil) S.A.” for further details.

47

Getnet Adquirência e Serviços para Meios de Pagamento S.A. – Instituição de Pagamento

Notes to the Unaudited Consolidated Financial Statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

19.      Subsequent events

On July 8, 2022, pursuant to article 6, paragraph one of the Company´s bylaws, an Extraordinary General Meeting of the Company was held which approved the termination of the Company´s registration as an issuer of securities conditioned on the conclusion and settlement, respectively, of a public delisting tender offer in Brazil and public delisting tender offer in the US (the “Offers”). The attending shareholders resolved to approve, by majority, with 899,636,094 affirmative votes, 61,930 dissenting votes e 15,024,389 votes not cast due to abstentions, under paragraph 1 of article 6 of the Company´s bylaws:

a) the termination of Getnet’s registration as a publicly held company (Category A) with the CVM;

b) the termination of Getnet’s registration with the SEC.

Both items (a) and (b) are conditioned on the conclusion and settlement, respectively, of the Offers by PagoNxt and to the meeting of the quorum necessary for the purposes of terminating the Company´s registration with the CVM in the context of the Brazilian offer, pursuant to CVM Resolution No. 85, of March 31, 2022.

In addition, on July 15, 2022, the Company disclosed a new material fact announcing to the market the disclosure of the Appraisal Report, prepared by KPMG Auditores Independentes. The appraiser concluded that the economic value of Getnet as of March 31, 2022 was between R$3,960,000,000.00 (three billion, nine hundred and sixty million Brazilian reais) and R$4,350,000,000.00 (four billion, three hundred and fifty million Brazilian reais) or a price per unit (GETT11) in the range of R$ 4.24 (four Brazilian reais and twenty-four cents) to R$ 4.66 (four Brazilian reais and sixty-six cents), or in the range of R$ 2.12 (two Brazilian reais and twelve cents) to R$ 2.33 (two Brazilian reais and thirty-three cents) per common share (GETT3) or preferred share (GETT4), calculated based on the Discounted Cash Flow method.

In the appraiser’s opinion as stated on the appraisal report, the Discounted Cash Flow method is the most adequate method to value Getnet, considering: (i) the Company is an operational company; (ii) the discounted cash flow method takes into account the Company's business plan´s perspective, as made available by the Company's management to the appraiser, its future profitability, and the consequent cash generation for its shareholders; and (iii) the valuation obtained through this method also considers the implicit appraisal of Company´s intangible assets.

The Company will keep its shareholders and the market duly informed about the evolution of the Offers, in compliance with applicable regulations.

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GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A. – INSTITUIÇÃO DE PAGAMENTO

Publicly-Held Company with Authorized Capital

Corporate Taxpayers Registry no. 10.440.482/0001-54

Company Registry (NIRE): 35.300.567.064

MINUTES OF THE EXTRAORDINARY BOARD OF DIRECTORS’ MEETING

1.DATE, TIME, AND PLACE. Held on August 1, 2022, at 3p.m., by remote means, in accordance with the bylaws of Getnet Adquirência e Serviços para Meios de Pagamento S.A. – Instituição de Pagamento ("Company"), with its headquarters at Av. Pres. Juscelino Kubitschek, no. 2041, 12th floor, Bloco A - Cond. WTORRE JK - Vila Nova Conceição – CEP 04543011 – São Paulo/SP.

2.NOTICE AND ATTENDANCE. Call notice was waived due to the attendance of all members of the Board of Directors.

3.MEETING BOARD. Carlos Rey de Vicente – President; Lóren Cristine Ribeiro Dias – Secretary.

4.AGENDA. Deliberating on the Company’s 2nd Quarter of 2022 and Half-Yearly Financial Statements.

5.RESOLUTIONS. After discussions and clarification, the member of the Board of Directors approved, unanimously and without reservations, both the Company’s quarterly financial statements pertaining to the 1st quarter of 2022 and the half-yearly financial statements presented by the Executive Board, which shall be officially disclosed to the market on August 2, 2022.

The resolutions taken by the Board of Directors were based on the informational material presented by the Executive Board, which shall be filed in the Company’s headquarters.

6.CLOSURE: As there was nothing further to discuss, the meeting was closed and these minutes drawn up, read, and sent for electronic signing by all the attendees. Meeting Board: Carlos Rey de Vicente – President; Lóren Cristine Ribeiro Dias – Secretary. Board Members: Carlos Rey de Vicente, Ignacio Narvarte Ichazo, Javier San Félix Garcia, João Guilherme de Andrade Só Consiglio, Marcelo Augusto Dutra Labuto, and Cassio Schmitt.

I certify that this is a true copy of the minutes drawn up in the appropriate corporate book.

São Paulo, August 1, 2022.

Lóren Cristine Ribeiro Dias
Secretary

Signature page of the minutes of the Extraordinary Board of Directors’ Meeting held on August 1, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 2, 2022

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A.
By: /s/ Luciano Decourt Ferrari
Name: Luciano Decourt Ferrari
Title: Investors Relations Officer